    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999



                                                      REGISTRATION NO. 333-82799

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                E.PIPHANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7372                          77-0443392
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                           2300 GENG ROAD, SUITE 200
                          PALO ALTO, CALIFORNIA 94303
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROGER S. SIBONI
                            CHIEF EXECUTIVE OFFICER
                           2300 GENG ROAD, SUITE 200
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 496-2430
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:

              AARON J. ALTER, ESQ.                           WILLIAM D. SHERMAN, ESQ.
           N. ANTHONY JEFFRIES, ESQ.                           CORI M. ALLEN, ESQ.
          BRADLEY L. FINKELSTEIN, ESQ.                        COREY A. LEVENS, ESQ.
             DAVID R. BOWMAN, ESQ.                           MORRISON & FOERSTER LLP
        WILSON SONSINI GOODRICH & ROSATI                        755 PAGE MILL ROAD
            PROFESSIONAL CORPORATION                       PALO ALTO, CALIFORNIA 94304
               650 PAGE MILL ROAD                                 (650) 813-5600
          PALO ALTO, CALIFORNIA 94304
                 (650) 493-9300


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1999



                                4,000,000 Shares


                                  Common Stock

                                      LOGO


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $9.00 and $11.00 per share. We have applied to list the shares on The Nasdaq Stock Market's National Market under the symbol "EPNY."



     The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                             PUBLIC             COMMISSIONS           E.PIPHANY
                                                       -------------------  -------------------  -------------------
Per Share............................................           $                    $                    $
Total................................................           $                    $                    $

     Delivery of the shares of common stock will be made on or about
            , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                               HAMBRECHT & QUIST
                                                             MERRILL LYNCH & CO.

                The date of this prospectus is           , 1999.

                       [INSIDE FRONT COVER OF PROSPECTUS]

The gatefold page begins with our logo and the title "E.piphany Software Solutions" and includes language as follows:

"Identify... California State Automobile Association employees can use their E.piphany software solutions to independently profile customers and manage marketing campaigns across the company's travel and general membership services."

Below this language is California State Automobile Associations's logo along with a graphic depicting an example of a screen relating to the described solution.

"Customize... Visio employees can use their E.piphany software solutions to discern how the company's Internet commerce initiatives are affecting business in the company's traditional sales, marketing and distribution channels, and analyze customer preference data captured on their Internet commerce site to refine their products."

Below this language is Visio's logo along with a graphic depicting an example of a screen relating to the described solution.

"Differentiate...Microsoft selected E.piphany over other suppliers of campaign management software solutions because of our ability to provide a full range of enterprise software solutions focused on personalizing relationships with customers and our ability to make our software solutions broadly available to distributed knowledge workers and managers in large corporations."

Below this language is Microsoft's logo along with a graphic depicting an example of a screen relating to the described solution.

"Interact... Capital Blue Cross employees can use their E.piphany software solutions to analyze enrollment histories and other patient information to better understand member activity and improve the profitability of the company's insurance product offerings."

Below this language is Capital Blue Cross' logo along with a graphic depicting an example of a screen relating to the described solution.

[PAGE 37]

Graphic depicts the elements of the E.piphany E.4 System platform including data sources, extractors, packaged semantic transformations, the Adaptive Schema Generator, the EpiCenter Data Mart, accelerators, the Application Server, analytic components and campaign management and examples of output screens.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    6
YOU SHOULD NOT RELY ON FORWARD-
  LOOKING STATEMENTS..................   18
USE OF PROCEEDS.......................   19
DIVIDEND POLICY.......................   19
CAPITALIZATION........................   20
DILUTION..............................   21
SELECTED FINANCIAL DATA...............   22
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   23
BUSINESS..............................   34
MANAGEMENT............................   47



                                        PAGE
                                        ----
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................   57
PRINCIPAL STOCKHOLDERS................   59
DESCRIPTION OF CAPITAL STOCK..........   61
SHARES ELIGIBLE FOR FUTURE SALE.......   64
ADDITIONAL INFORMATION................   65
UNDERWRITING..........................   67
NOTICE TO CANADIAN RESIDENTS..........   69
LEGAL MATTERS.........................   70
EXPERTS...............................   70
CHANGE IN INDEPENDENT PUBLIC
  ACCOUNTANTS.........................   70
INDEX TO FINANCIAL STATEMENTS.........  F-1


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                     , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors beginning on page 6.

                                E.PIPHANY, INC.


     We develop and market software that enables companies to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. Our E.piphany E.4 System is an integrated family of software solutions that companies can deploy to collect and analyze data from their existing software systems, and from third party data providers, to profile their customers' characteristics and preferences. Business users can then act on this information by using our software to design and execute marketing campaigns as well as customize products, services and related customer interactions. By using our software to address the unique characteristics and preferences of each customer, we believe companies are able to improve the longevity and profitability of their customer relationships. We believe that E.piphany E.4 System is differentiated from other software by its combination of the following characteristics:



     - Our software is designed to enable business users to establish, maintain and improve customer relationships. Our software solutions are designed to enable a continuous process that helps businesses identify and differentiate their customers and then customize products, services and related interactions based on customer characteristics and preferences.



     - Our software utilizes a Web-based design to promote ease of use and wide-scale deployment to business users. Our software is easy-to-use and is accessed by business users across a corporate network or the Internet using only a standard Web browser. This Web-based design does not require our software to be installed on each user's computer, but only in a single location, which reduces the costs of deploying and maintaining the software.



     - Our software is packaged for faster and less expensive implementation. Our software is a single integrated family of software solutions that includes technologies to extract, manage, analyze and act on customer data. This eliminates the need for a company to integrate multiple software tools from various vendors or develop custom software to solve specific business problems. Our software solutions can generally be implemented in 16 weeks or less.



     We generate revenue by licensing our software to large and medium sized businesses and by providing related consulting, implementation and maintenance services. We market our products through our direct sales force, and indirectly through agreements with third parties to resell our software. As of June 30, 1999, we have licensed our products to Acxiom, Agilent Technologies, Autodesk, California State Automobile Association, Capital Blue Cross, Charles Schwab, DIRECTV, Envision, Fair, Isaac, FileNET, Hewlett-Packard, Hilton Hotels, KPMG, Lucent Technologies, Macromedia, Microsoft, Nissan North America, Sallie Mae, Visio and Wells Fargo, among others.



     Our revenue increased from $3.4 million in 1998 to $5.1 million in the first six months of 1999. We have a limited operating history and have incurred significant losses, including a loss of $9.3 million for the six months ended June 30, 1999, and have an accumulated deficit of $22.8 million as of June 30, 1999. We expect to incur net losses in the foreseeable future, and these losses may be substantial. The market in which we compete is highly competitive.



     We were incorporated in Delaware in November 1996 as Epiphany Marketing Automation, Inc. In March 1997, we changed our name to Epiphany Marketing Software, Inc., and in April 1999, we changed our name to E.piphany, Inc. Our principal executive offices are located at 2300 Geng Road, Suite 200, Palo Alto, California 94303, and our telephone number is (650) 496-2430. Our World Wide Web site is located at http://www.epiphany.com. Information contained on our World Wide Web site does not constitute part of this prospectus.



     Adaptive Schema Generator, E.4, EpiCenter, E.piphany E.4 System, E.piphany and the E.piphany and the E.4 logos are our trademarks. Other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

                                  THE OFFERING


Common stock offered................      4,000,000 shares



Common stock to be outstanding after
this offering.......................     25,081,790 shares


Use of proceeds.....................     For general corporate purposes,
                                         principally working capital and capital
                                         expenditures

Proposed Nasdaq National Market
symbol..............................     EPNY
---------------

The share amounts in this table is based on shares outstanding as of June 30, 1999. This table excludes:


     - 3,471,977 shares of common stock reserved for issuance under our 1997 stock plan, of which 2,791,356 shares are subject to outstanding options



     - 3,500,000 shares of common stock reserved for issuance under our 1999 stock plan



     - 2,000,000 shares available for issuance under our 1999 employee stock purchase plan, and



     - 479,937 shares of common stock issuable upon exercise of outstanding warrants and stock purchase rights.

                               ------------------

     Except as otherwise indicated, information in this prospectus is based on the following assumptions:


     - a one-for-two reverse stock split of the common stock immediately prior to the effectiveness of this offering



     - the conversion of all outstanding shares of our convertible preferred stock into 11,559,992 shares of common stock upon the closing of this offering



     - the filing of an amended and restated certificate of incorporation after the closing of this offering, and



     - no exercise of the underwriters' over-allotment option to purchase 600,000 shares.

                             SUMMARY FINANCIAL INFORMATION


                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         JUNE 30,
                                                     -----------------------    ------------------
                                                       1997          1998        1998       1999
                                                     ---------    ----------    -------    -------
                                                                                   (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues...................................   $    --      $  3,377     $   863    $ 5,124
  Cost of revenues.................................        --         1,400         370      2,513
  Gross profit.....................................        --         1,977         493      2,611
  Loss from operations.............................    (3,220)      (10,613)     (4,022)    (9,461)
  Net loss.........................................    (3,149)      (10,330)     (3,893)    (9,346)
  Basic and diluted net loss per share.............   $ (2.90)     $  (7.19)    $ (1.82)   $ (1.87)
  Shares used in computing basic and diluted net
     loss per share................................     1,087         1,437       2,136      5,005
  Pro forma basic and diluted net loss per share
     (unaudited)...................................                $  (1.17)               $ (0.60)
  Shares used in computing pro forma basic and
     diluted net loss per share (unaudited)........                   8,833                 15,679



                                                                  JUNE 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $19,852      $56,152
  Working capital...........................................   18,289       54,589
  Total assets..............................................   24,759       61,059
  Long-term obligations, net of current portion.............    8,095        8,095
  Total stockholders' equity................................   12,605       48,905


---------------


     The statement of operations for the year ended December 31, 1997 is presented for the period from inception in November 1996 to December 31, 1997. Operating expenses totaled $12,000 for the period from inception in November 1996 to December 31, 1996.


     See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.


     The as adjusted amounts reflect the conversion of the preferred stock and the receipt of the net proceeds from the sale of the 4,000,000 shares of common stock offered hereby by E.piphany at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by E.piphany.

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before buying shares in this offering.

WE HAVE A HISTORY OF LOSSES, WE EXPECT LOSSES IN THE FUTURE AND WE MAY NOT EVER BECOME PROFITABLE


     We incurred net losses of $9.3 million in the six months ended June 30, 1999, $10.3 million in 1998 and $3.1 million in 1997. We had an accumulated deficit of $22.8 million as of June 30, 1999. We expect to incur net losses in the foreseeable future. These losses may be substantial, and we may not ever become profitable. In addition, we expect to significantly increase our expenses in the near term, especially research and development and sales and marketing expenses. Therefore, our operating results will be harmed if our revenue does not keep pace with our expected increase in expenses or is not sufficient for us to achieve profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase profitability on a quarterly or annual basis.



OUR LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING AND EVALUATION OF OUR BUSINESS DIFFICULT



     We were founded in November 1996, and our limited operating history makes it difficult to forecast our future operating results. Our revenue and income potential is unproven. We received our first revenues from licensing our software and performing related services in early 1998, and we began shipping our most recent product in June 1999. Since we do not have a long history upon which to base forecasts of future operating results, any predictions about our future revenues and expenses may not be as accurate as they would be if we had a longer business history.


VARIATIONS IN QUARTERLY OPERATING RESULTS DUE TO SUCH FACTORS AS CHANGES IN DEMAND FOR OUR PRODUCTS AND CHANGES IN OUR MIX OF REVENUES MAY CAUSE OUR STOCK PRICE TO DECLINE


     We expect our quarterly operating results to fluctuate. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future revenues. As a result, a reduction in revenues in a quarter may harm our operating results for that quarter. Although our operating results have generally improved from quarter-to-quarter in the past, our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter for several reasons. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of our common stock will fall. Factors that may cause our operating results to fluctuate on a quarterly basis are:


     - Varying size, timing and contractual terms of orders for our products

     - Our ability to timely complete our service obligations related to product sales

     - Changes in the mix of revenue attributable to higher-margin product license revenue as opposed to substantially lower-margin service revenue

     - Customers' decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next, including decisions to defer related to year 2000 concerns


     - Changes in demand for our E.piphany E.4 System software or for enterprise software solutions generally



     - Increased competition and announcements or introduction of new products by our competitors.



     - Changes in our pricing policies, due to competitive pressures or increased costs


     - Varying budgeting cycles of our customers and potential customers

     - Potential downturns in our customers' or potential customers' businesses, particularly in the high technology, financial services and health care services industries



     - Our ability to develop and introduce new or enhanced versions of our products on schedule and quickly enough to anticipate or respond to competitors' offerings


     - Software defects and other product quality problems, and


     - Any increase in our need to supplement our professional services organization by subcontracting to more expensive third-party consultants to help provide implementation, support and training services when our own capacity is constrained.



IF WE FAIL TO EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION, OUR REVENUES AND PROFITABILITY WOULD BE HARMED



     Customers that license our software typically require significant assistance with consulting, implementation, maintenance and training. When we sell our software, we frequently enter into contracts for these services and recognize revenue from the licensing of our software products as the implementation services are performed. Our professional services organization provides most of these services. If our professional services organization does not effectively implement and support our products or if we are unable to expand our professional services organization, our ability to sell software and accordingly our revenues will be harmed. In addition, due to the method we use to recognize revenue, delays in providing implementation services will delay our recognition of revenue. If we are unable to expand our professional services organization to keep pace with sales, we will be required to increase our use of subcontractors to help meet our implementation and service obligations, which will result in lower gross margins.



IF CUSTOMERS DO NOT CONTRACT DIRECTLY WITH THIRD PARTIES TO IMPLEMENT AND SUPPORT OUR PRODUCTS, OUR REVENUES AND PROFITABILITY WILL BE HARMED



     In addition to providing services through our professional services organization, we encourage our customers to purchase consulting, implementation, maintenance and training services directly from third-party consulting organizations. If these third-party consulting organizations are unwilling or unable to provide these services or if customers are unwilling to use these third-party consulting organizations, our revenues and profitability will be harmed. We believe that using third-party integrators to provide support to our customers is necessary for us to increase software sales and improve our margins. As a result, if we are not able to effectively enter into, develop and manage relationships with these third party consulting organizations, our revenues and margins will be harmed. We need to identify third parties who can effectively promote our products, negotiate favorable agreements with these third parties and provide proper incentives for these third parties to promote our products, including delivering quality products and providing adequate support for our products.



OUR SERVICES REVENUES HAVE A SUBSTANTIALLY LOWER MARGIN THAN OUR PRODUCT REVENUES, AND AN INCREASE IN SERVICE REVENUES RELATIVE TO LICENSE REVENUES COULD HARM OUR PROFITABILITY



     Services revenues, which includes fees for implementation, consulting, support and training, were 43% of our revenues for the six months ended June 30, 1999 and 34% of our revenues for the year ended December 31, 1998. Our services revenues have a substantially lower gross margin than license revenues. Our cost of services revenues for the six months ended June 30, 1999 was 113% of our services revenues. An increase in the percentage of total revenues represented by services revenues could adversely affect our overall gross margins and operating results.


     Services revenues as a percentage of total revenues and cost of services revenues as a percentage of total revenues have varied significantly from quarter to quarter due to our relatively early stage of development. The relative amount of services revenues as compared to license revenues has varied based on the volume of solution orders compared to the volume of additional user orders. In addition, the amount and profitability of services can depend in large part on:



     - the solution which has been licensed



     - the complexity of the customers' information technology environment



     - the resources directed by customers to their implementation projects



     - the number of users licensed, and



     - the extent to which our strategic third party integrators provide services directly to customers.



NEW PRODUCT INTRODUCTIONS AND PRICING STRATEGIES BY OUR COMPETITORS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND COULD RESULT IN PRESSURE TO PRICE OUR PRODUCTS IN A MANNER THAT REDUCES OUR MARGINS


     Competitive pressures could prevent us from growing, reduce our market share or require us to reduce prices on our products and services, any of which could harm our business.

     We compete principally with vendors of:


     - decision support and data warehousing software, such as Brio Technology, Business Objects, Cognos, Informatica and Sagent Technology



     - enterprise application software, such as i2 Technologies, Oracle, Peoplesoft, SAP and Siebel Systems, and



     - campaign management software, such as Exchange Applications and Prime Response.



     Many of these companies have significantly greater financial, technical, marketing, service and other resources. Many of these companies also have a larger installed base of users, have been in business longer or have greater name recognition than we do. For example, in fiscal 1998 the annual revenue of Oracle exceeded $7.1 billion, and the annual revenue of Siebel Systems exceeded $350 million. Some large companies may attempt to build capabilities into their products that are similar to the capabilities of our products. Some of our competitors' products may be more effective than our products at performing particular functions or be more customized for particular needs. Even if these functions are more limited than those provided by our products, our competitors' products could discourage potential customers from purchasing our products, particularly if their products incorporate other capabilities, such as transactional database systems. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.



     In addition, our products must integrate with software solutions provided by a number of our existing or potential competitors. These competitors could alter their products so that our products no longer integrate well with them, or they could deny or delay access by us to advance software releases that allow us to timely adapt our products to integrate with their products.



     Our competitors have made and may also continue to make strategic acquisitions or establish cooperative relationships among themselves or with other software vendors, which may increase the ability of their products to address the needs of our prospective customers, particularly the need for a single comprehensive data integration and analytic application solution. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors or strategic partners, thereby limiting our ability to sell through these channels.

OUR REVENUES MIGHT BE HARMED BY RESISTANCE TO ADOPTION OF OUR SOFTWARE BY INFORMATION TECHNOLOGY DEPARTMENTS



     Some businesses may have already made a substantial investment in other third party or internally developed solutions designed to integrate data from disparate sources and analyze this data or manage marketing campaigns. These companies may be reluctant to abandon these investments in favor of our software. In addition, information technology departments of potential customers may resist purchasing our software solutions for a variety of other reasons, particularly the potential displacement of their historical role in creating and running software and concerns that packaged software products are not sufficiently customizable for their enterprises. If the market for our products does not grow for any of these reasons, our revenues may be harmed.



IF THE MARKET IN WHICH WE SELL OUR PRODUCTS AND SERVICES DOES NOT GROW AS WE ANTICIPATE, OUR REVENUES WILL BE REDUCED



     If the market for software that enables companies to establish, maintain and continually improve customer relationships does not grow as quickly or become as large as we anticipate, our revenues will be reduced. Our market is still emerging, and our success depends on its growth. Our potential customers may:


     - not understand or see the benefits of using these products

     - not achieve favorable results using these products

     - experience technical difficulty in implementing or using these products, or


     - use alternative methods to solve the same business problems.



     In addition, because our products can be used in connection with Internet commerce and we are currently developing additional Internet commerce solutions, if the Internet commerce market does not grow as quickly as we anticipate, we may experience sales which are lower than our expectations.



IF WE FAIL TO DEVELOP NEW PRODUCTS OR IMPROVE OUR EXISTING PRODUCTS TO MEET OR ADAPT TO THE CHANGING NEEDS AND STANDARDS OF OUR INDUSTRY, SALES OF OUR PRODUCTS MAY DECLINE



     Our future success depends on our ability to address the rapidly changing needs of our customers. We must maintain and improve our E.piphany E.4 System and develop new products that include new technological developments, keep pace with products of our competitors and satisfy the changing requirements of our customers. If we do not, we may not achieve market acceptance, we may lose existing customers and we may be unable to attract new customers. To achieve increased market acceptance of our products, we must, among other things, continue to:



     - improve and introduce new software for reporting and analysis, distributed database marketing and e-commerce



     - improve the effectiveness of our software, particularly in implementations involving very large databases and large numbers of simultaneous users


     - enhance our software's ease of administration


     - improve our software's ability to extract data from existing software systems, and


     - adapt to rapidly changing computer operating system and database standards and Internet technology.


     We may not be successful in developing and marketing these or other new or improved products. If we are not successful, we may lose sales to competitors.

     In addition, we have entered into customer contracts which contain specific performance goals relating to new product releases or enhancements, and if we are not able to meet these goals, we may be required to, among other things, return fees, pay damages and offer discounts.



IF OUR PRODUCTS DO NOT STAY COMPATIBLE WITH POPULAR SOFTWARE PROGRAMS, WE MAY LOSE SALES AND REVENUES



     Our E.piphany E.4 System must work with popular commercially available software programs. If these software programs do not remain popular, or we do not update our software to be compatible with newer versions of these programs, we may lose customers.



     The E.piphany E.4 System software is designed to operate on computer systems running the Microsoft Windows NT computer operating system and to be accessible through standard Internet browsers such as Microsoft Internet Explorer. Further, it is designed to be used with database software from Microsoft and Oracle. If we fail to obtain access to developer versions of these software products, we may be unable to build and enhance our products on schedule.



     Our E.piphany E.4 System is also designed to access data stored in many leading enterprise software systems, such as those from Oracle, PeopleSoft, Siebel Systems and SAP, running on a variety of computer operating systems. If we fail to enhance our software to be compatible with new versions of these products, we may lose potential customers. If we lose customers, our revenues and profitability may be harmed.



IF DATABASE ACCESS BECOMES STANDARDIZED, DEMAND FOR OUR PRODUCTS WILL BE REDUCED



     Our products are useful for integrating data from a variety of disparate data sources. Adoption of uniform, industry-wide standards across various database and analytic software programs could minimize the importance of the data integration capabilities of our products. This, in turn, could adversely affect the competitiveness and market acceptance of our products. Also, a single competitor in the market for database and analytic software programs may become dominant, even if there is no formal industry-wide standard. If large numbers of our customers adopt a single standard, this would similarly reduce demand for our product. If we lose customers because of the adoption of standards, we may have lower revenues and profitability.


OUR PRODUCTS HAVE A LONG SALES CYCLE WHICH MAKES IT DIFFICULT TO PLAN OUR EXPENSES AND FORECAST OUR RESULTS


     It takes us between three and six months to complete the majority of our sales, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenditures accordingly. The period between our initial contact with a potential customer and their purchase of our products and services is relatively long due to several factors, including:


     - the complex nature of our products

     - our need to educate potential customers about the uses and benefits of our products

     - the purchase of our products requires a significant investment of resources by a customer


     - our customers have budget cycles which affect the timing of purchases


     - many of our customers require competitive evaluation and internal approval before purchasing our products

     - potential customers may delay purchases due to announcements or planned introductions of new products by us or our competitors, and

     - many of our customers are large organizations which may require a long time to make decisions.


     The delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet our forecasts for a given quarter.



IF WE FAIL TO ESTABLISH, MAINTAIN OR EXPAND OUR RELATIONSHIPS WITH THIRD PARTIES, OUR ABILITY TO GROW REVENUES COULD BE HARMED



     In order to grow our business, we must generate, retain and strengthen relationships with third parties. To date, we have established relationships with several companies, including system integrators and consultants that implement our software such as Cambridge Technology Partners, Ernst & Young and KPMG; resellers such as Acxiom and Harte Hanks; and Exactis.com, an application service provider that provides access to our software to its customers over the Internet. If the partners with which we have relationships do not provide sufficient, high-quality service or integrate and support our software correctly, our revenues may be harmed. In addition, the third parties with whom we have relationships may offer products of other companies, including products that compete with our products. We typically enter into contracts with third parties that generally set out the nature of our relationships. However, our contracts do not require these third parties to devote resources to promoting, selling and supporting our products and therefore we have little control over these third parties. We cannot assure you that we can generate and maintain relationships that offset the significant time and effort that are necessary to develop these relationships.



     We must also effectively take advantage of the resources and expertise of third parties to help us develop additional E.piphany E.4 System software. Our agreements with third parties do not require them to help us develop new software. If we fail to effectively work with third parties, our ability to increase revenues by broadening our solution offerings, particularly in additional specific industries, will be limited.



IF WE FAIL TO EXPAND OUR DIRECT AND INDIRECT SALES CHANNELS, WE WILL NOT BE ABLE TO INCREASE REVENUES



     In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect sales channels. If we fail to do so, this failure could harm our ability to increase revenues. We currently receive substantially all of our revenues from direct sales, but intend to increase sales through indirect sales channels in the future. We need to expand our direct sales force by hiring additional salespersons and sales management.



     We intend to derive our revenues from our indirect sales channel by selling our software through value added resellers and application service providers. We need to expand our indirect sales channel by entering into additional relationships with these third parties.



     We have not derived a material amount of revenues from international sales to date, but we expect as part of our strategy to increase international sales principally through the use of indirect sales channels. We also plan to use international direct sales personnel and therefore must hire additional sales personnel outside the United States. We will be even more dependent on indirect channels in the future due to our international strategy. Our ability to develop and maintain these channels will significantly affect our ability to penetrate international markets.


OUR REVENUES DEPEND ON A SMALL NUMBER OF LARGE ORDERS FROM OUR TOP CUSTOMERS AND IF WE FAIL TO COMPLETE ONE OR MORE LARGE ORDERS, OUR REVENUES WILL BE REDUCED

     To date, we have received a significant portion of our revenues from a small number of large orders. In the first half of 1999, orders from our top four customers accounted for approximately 55% of our revenues. In 1998, orders from our top five customers accounted for approximately 85% of our revenues. Our operating results may be harmed if we are not able to complete one or more substantial product sales in any future period or attract new customers.

IF CUSTOMERS DELAY INSTALLATIONS OR PURCHASES OF OUR PRODUCTS TO AVOID HAVING TO PERFORM ADDITIONAL TESTS ON THEIR EXISTING SYSTEMS RELATED TO YEAR 2000 COMPLIANCE, OUR REVENUES WILL BE REDUCED IN THE NEAR TERM


     Many currently installed computer systems and software were written to accept and process only two digits to represent the year when storing dates. Beginning with the year 2000, these systems will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem to avoid incorrect or lost data. In 1999, a significant number of companies, including some of our current customers, may be required to devote a substantial amount of their information technology resources to testing systems for year 2000 compliance and fixing existing year 2000 problems. Some companies may delay installation of new systems during the remainder of 1999 and possibly into early 2000 to avoid having to perform additional tests on their existing systems. If these customers also defer purchases of our products until their year 2000 problems have been resolved, it will depress our sales in the near term.


WE HAVE GROWN VERY QUICKLY AND IF WE FAIL TO MANAGE OUR GROWTH, OUR ABILITY TO GENERATE NEW REVENUES AND ACHIEVE PROFITABILITY WOULD BE HARMED

     We have grown significantly since our inception and need to grow quickly in the future. Any failure to manage this growth could impede our ability to increase revenues and achieve profitability. We have increased our number of employees from 21 at December 31, 1997 to 115 at June 30, 1999. Future expansion could be expensive and strain our management and other resources. In order to manage growth effectively, we must:

     - hire, train and integrate new personnel

     - augment our financial and accounting systems

     - manage our sales operations, which are in several locations, and

     - expand our facilities.

THE LOSS OF KEY PERSONNEL OR ANY INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD AFFECT OUR ABILITY TO SUCCESSFULLY GROW OUR BUSINESS


     Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in sales, marketing, research and development, service and support. If we are unable to do so, this inability could affect our ability to grow our business. Competition for qualified personnel in high technology is intense, particularly in the Silicon Valley region of Northern California where our principal offices are located. Our future success also depends upon the continued service of our executive officers, and other key personnel, in particular our President and Chief Executive Officer, Roger Siboni. The loss of the services of our executive officers and other key personnel would harm our operations. None of our officers or key personnel is bound by an employment agreement, and we do not maintain key person insurance on any of our employees. We would also be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.


IF OTHERS CLAIM THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, WE COULD INCUR SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING OUR PRODUCTS


     We cannot assure you that others will not claim that we are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We have not conducted a search for existing intellectual property registrations and we may be unaware of intellectual property rights of others that may cover some of our technology.



     We have recently been contacted by a company who has asked us to evaluate the need for a license of a patent it holds directed to data extraction technology. This company has filed litigation alleging infringement of its patent against three of our competitors. We cannot assure you that the holder of the patent will not file litigation against us or that we would prevail in the case of such litigation. In, addition, the patent holder has informed us that it has applications pending in numerous foreign countries. The patent holder may also have applications on file in the United States covering related subject matter, which are confidential until the patent is issued.



     Any litigation regarding this patent or other intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or licenses agreements on terms acceptable to us, or at all. We also may be subject to significant damages or an injunction against use of our products. A successful claim of patent or other intellectual property infringement against us would have an immediate material adverse effect on our business and financial condition.


IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, THIS INABILITY COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUES AND INCREASE OUR COSTS

     Our success depends in large part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secrets, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position may be harmed.

     Our pending patent and trademark registration applications may not be allowed or competitors may successfully challenge the validity or scope of these registrations. In addition, our patents may not provide us a significant competitive advantage.


     Other software providers could copy or otherwise obtain and use our products or technology without authorization. They also could develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose a competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.



     In addition, one of the ways in which we charge for our software is based on the number of users at a particular site that will be permitted to use our software. Organizations that have a site license for a fixed number of users for our products may allow unauthorized use of our software by unlicensed users. Unauthorized use is difficult to detect and, to the extent that our software is used without authorization, we may lose potential license fees.


POTENTIAL YEAR 2000 PROBLEMS WITH OUR INTERNAL SYSTEMS, OUR SOFTWARE PRODUCTS OR THE PRODUCTS WITH WHICH OUR SOFTWARE INTEGRATES COULD ADVERSELY AFFECT OUR BUSINESS

     We cannot assure you that we will not experience unanticipated negative consequences relating to problems of computer systems in processing dates after January 1, 2000. These negative consequences include costs associated with:

     - problems with our products

     - problems of the interaction of our products with other software, and

     - loss of data in our internal systems.


     We have tested our E.piphany E.4 System and our prior products and believe that they are year 2000 compliant. We have also inquired of significant vendors of our internal accounting, management and product development systems as to their year 2000 readiness, and we have also tested our material internal systems. We believe that, based on these tests and assurances of our vendors, we will not incur material costs to resolve year 2000 issues for our products and internal systems. If our tests and inquiries did not uncover all year 2000 problems, we could be exposed to damages resulting from year 2000 failures and claims resulting from damages caused by any incorrect data produced by our software, whether through a claim of breach of warranty, product defect or otherwise.


     If our professional services organization does not adequately address existing year 2000 issues of our customers, or there are preexisting errors in our customer databases, the usefulness of our software may be impaired. Although we cannot control the year 2000 compliance of our customers and their third-party vendors, we may still be subject to claims and liability based on the fact that our products provided incorrect data. These claims could divert significant management, financial and other resources and we may not have adequate commercial insurance to cover these claims.



     If it comes to our attention that there are any year 2000 problems with our products or that some of our third-party hardware and software used in our internal systems or our products is not year 2000 compliant, then we will endeavor to make modifications to our products and internal systems, or purchase new internal systems, before year 2000 problems arise. Although we do not believe that the cost of these modifications and replacements, if any, will materially affect our operating results, we have no other contingency plan to address effects of year 2000 problems with our products and internal systems. We may not be able to resolve problems that we discover before we suffer losses. We cannot assure you that our products and systems will be year 2000 compliant or that we will not incur material expenses or liability relating to the year 2000 problem.


OUR PRODUCTS ARE NEW, AND IF THEY CONTAIN DEFECTS OR OUR SERVICES ARE NOT PERCEIVED AS HIGH QUALITY, WE COULD LOSE POTENTIAL CUSTOMERS OR BE SUBJECT TO DAMAGES


     We recently began shipping our first products in early 1998, and in June 1999, we began shipping our E.piphany E.4 System software. These products are complex and may contain errors, defects or failures, particularly since they are new and recently released. In the past we have discovered software errors in some of our products after introduction. We may not be able to detect and correct errors before releasing our products commercially. If our commercial products contain errors, we may be required to:



     - expend significant resources to locate and correct the error



     - delay introduction of new products or commercial shipment of products, or



     - experience reduced sales and harm to our reputation from dissatisfied customers.



Our customers also may encounter system configuration problems which require us to spend additional consulting or support resources to resolve these problems.


     Because our software products are used for important decision-making processes by our customers, product defects may also give rise to product liability claims. Although our license agreements with customers typically contain provisions designed to limit our exposure, some courts may not enforce all or part of these limitations. Although we have not experienced any product liability claims to date, we may encounter these claims in the future. Product liability claims, whether or not successful, could:

     - divert the attention of our management and key personnel from our business

     - be expensive to defend, and

     - result in large damage awards.


Our product liability insurance may not be adequate to cover all of the expenses resulting from a claim. In addition, if our customers do not find our services to be of high quality, they may elect to use other training, consulting and product integration firms rather than contract for our services. If customers are dissatisfied with our services, we may lose revenues.


IF WE NEED ADDITIONAL FINANCING TO MAINTAIN AND EXPAND OUR BUSINESS, FINANCING MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL

     We expect to incur net losses for the foreseeable future. We may need additional funds to expand or meet all of our operating needs. If we need additional financing, we cannot be certain that it will be available on favorable terms, if at all. Further, if we issue common stock after this offering, stockholders will experience additional dilution. If we need funds and cannot raise them on acceptable terms, we may not be able to:


     - develop or enhance our products

     - take advantage of future opportunities, or

     - respond to customers and competition.


WE INTEND TO EXPAND OUR INTERNATIONAL SALES EFFORTS BUT DO NOT HAVE SUBSTANTIAL EXPERIENCE IN INTERNATIONAL MARKETS



     Although our international sales have been immaterial to date, we intend to expand our international sales efforts in the future. We have very limited experience in marketing, selling and supporting our products and services abroad. We plan to expand our international operations in the near future, and this will require a significant amount of attention from our management and substantial financial resources. If we are unable to grow our international operations successfully and in a timely manner, our business and operating results could be seriously harmed. In addition, doing business internationally involves greater expense and many additional risks, particularly:



     - unexpected changes in regulatory requirements, taxes, trade laws and tariffs



     - differing intellectual property rights



     - differing labor regulations



     - unexpected changes in regulatory requirements



     - changes in a specific country's or region's political or economic conditions



     - greater difficulty in staffing and managing foreign operations, and



     - fluctuating exchange rates.


IF WE ACQUIRE ANY COMPANIES OR TECHNOLOGIES IN THE FUTURE, THEY COULD PROVE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS


     We may acquire or make investments in complementary companies, services and technologies in the future. We have not made any acquisitions or investments to date, and therefore our ability as an organization to conduct acquisitions or investments is unproven. If we fail to properly evaluate and execute acquisitions and investments, they may seriously harm our business and prospects. To successfully complete an acquisition, we must:



     - properly evaluate the technology



     - accurately forecast the financial impact of the transaction, including accounting charges and transactions expenses



     - integrate and retain personnel



     - combine potentially different corporate cultures, and



     - effectively integrate products and research and development, sales, marketing and support operations.


     If we fail to do any of these, we may suffer losses or our management may be distracted from our day-to-day operations. In addition, if we conduct acquisitions using debt or equity securities, existing stockholders may be diluted which could affect the market price of our stock.


SEASONAL TRENDS IN SALES OF BUSINESS SOFTWARE MAY AFFECT OUR QUARTERLY REVENUES



     The market for business software has experienced seasonal fluctuations in demand. The first and third quarters of the year have been typically characterized by lower levels of revenue growth. We believe that these fluctuations are caused in part by customer buying patterns, which are influenced by year-end budgetary pressures and by sales force commission structures. As our revenues grow, we may experience seasonal fluctuations in our revenues.


BECAUSE SOME EXISTING STOCKHOLDERS WILL TOGETHER OWN 48.6% OF OUR STOCK, THE VOTING POWER OF OTHER STOCKHOLDERS, INCLUDING PURCHASERS IN THIS OFFERING, MAY BE LIMITED



     After this offering, it is anticipated that our officers, directors and five percent or greater stockholders will beneficially own or control, directly or indirectly, 12,776,300 shares of common stock, which in the aggregate will represent approximately 48.6% of the outstanding shares of common stock. As a result, if some of these 12 persons or entities act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combination. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different than yours. For example, they may be more interested in selling E.piphany to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.



FUTURE SALES OF OUR COMMON STOCK, INCLUDING THOSE PURCHASED IN THIS OFFERING, MAY DEPRESS OUR STOCK PRICE


     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Shares issued upon the exercise of outstanding options may also be sold in the public market. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


     Upon completion of this offering, we will have outstanding 25,081,790 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after June 30, 1999. Of these shares, the shares sold in this offering are freely tradable. The remaining 21,081,790 shares will become eligible for sale in the public market as follows:



                              NUMBER
                            OF SHARES                             DATE
                            ---------         ---------------------------------------------
                                     0        At the date of this prospectus

                            20,144,290        181 days after the date of this prospectus

                               937,500        At June 16, 2000



     The above table includes the effect of lock-up arrangements with the underwriters and us which prevent our directors, officers and other existing stockholders from selling or otherwise disposing of their shares of common stock prior to 181 days after this offering. The underwriters may remove these lock-up restrictions prior to 181 days after this offering without prior notice. In addition, as of June 30, 1999, we have 2,791,356 outstanding options with a weighted average exercise price of $2.74. Of these options, 244,167 are vested and exercisable as of June 30, 1999 and will be resellable 181 days after the offering.



WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND HOW WE INVEST THESE PROCEEDS MAY NOT YIELD A FAVORABLE, OR ANY, RETURN FOR US AND YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT



     The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

BECAUSE THIS IS OUR INITIAL PUBLIC OFFERING OUR SECURITIES HAVE NO PRIOR MARKET AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING



     Before this initial public offering of our stock, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. Further, the trading market price of our common stock may decline below our initial public offering price. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. This price may not directly relate to our book value, assets, past operating results, financial condition or other established criteria of value.



WE DO NOT INTEND TO PAY DIVIDENDS, AND YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING SHARES AND YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT



     We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares. We further cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.


AS A NEW INVESTOR YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION


     If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $8.05 per share in pro forma net tangible book value. If the holders of outstanding vested options or warrants exercise their options or warrants, you will experience further dilution of $0.23 per share.


PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY


     Our certificate of incorporation and bylaws contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors have staggered terms which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.



     Our board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.



     Our board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of E.piphany. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

               YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS


                     BECAUSE THEY ARE INHERENTLY UNCERTAIN



     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 4,000,000 shares of common stock offered by us are estimated to be $36.3 million, after deducting the underwriting discount, estimated offering expenses and assuming no exercise of the underwriters' over-allotment option to purchase 600,000 shares from us.


     The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate future access by us to public markets. We expect to use the net proceeds of this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our existing lines of credit prohibit the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of E.piphany as of June 30, 1999, and


     - the as adjusted capitalization of E.piphany to give effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock and the sale of 4,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by E.piphany.



                                                                  JUNE 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term obligations, net of current portion...............  $  8,095    $  8,095
Stockholders' equity:
  Convertible preferred stock; issuable in series, $.0001
     par value; 12,702,863 shares authorized, 11,559,992
     shares issued and outstanding,
     actual; no shares authorized, issued or outstanding, as
     adjusted...............................................         3          --
  Preferred stock; $.0001 par value, no shares authorized,
     issued or outstanding, actual; 5,000,000 shares
     authorized, no shares issued or outstanding, as
     adjusted...............................................        --          --
  Common stock, $.0001 par value; 25,000,000 shares
     authorized, 9,521,798 shares issued and outstanding,
     actual; 100,000,000 shares authorized, 25,081,790
     shares issued and outstanding, as adjusted.............         2           3
Additional paid-in capital..................................    39,375      75,677
Warrants to purchase stock..................................       532         532
Note receivable.............................................      (640)       (640)
Deferred compensation.......................................    (3,842)     (3,842)
Accumulated deficit.........................................   (22,825)    (22,825)
                                                              --------    --------
     Total stockholders' equity.............................    12,605      48,905
                                                              --------    --------
          Total capitalization..............................  $ 20,700    $ 57,000
                                                              ========    ========


     This table excludes:


     - 3,471,977 shares of common stock reserved for issuance under our 1997 stock plan, of which 2,791,356 shares are subject to outstanding options



     - 3,500,000 shares of common stock reserved for issuance under our 1999 stock plan



     - 2,000,000 shares available for issuance under our 1999 employee stock purchase plan, and



     - 479,937 shares of common stock issuable upon exercise of outstanding warrants and stock purchase rights.

                                    DILUTION


     The net tangible book value of our common stock (assuming conversion of all outstanding shares of our convertible preferred stock on June 30, 1999) was $12.6 million, or approximately $0.60 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common and convertible preferred stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $10.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value would have been approximately $48.9 million, or $1.95 per share. This represents an immediate increase in net tangible book value of $1.35 per share to existing stockholders and an immediate dilution in net tangible book value of $8.05 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.



Assumed initial public offering price per share.............          $10.00
  Pro forma net tangible book value per share as of June 30,
     1999...................................................  $0.60
  Increase per share attributable to new investors..........   1.35
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................            1.95
                                                                      ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................          $ 8.05
                                                                      ======



     This table excludes all options and warrants that will remain outstanding upon completion of this offering. See Notes 5 and 6 to Notes to Financial Statements. The exercise of outstanding options and warrants would increase the dilutive effect to new investors.



     The following table sets forth, as of June 30, 1999, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price, before deducting the underwriting discount and estimated offering expenses payable by us, of $10.00 per share.



                                           SHARES PURCHASED         TOTAL CONSIDERATION
                                        -----------------------   ------------------------   AVERAGE PRICE
                                          NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE
                                        ----------   ----------   -----------   ----------   -------------
Existing stockholders.................  21,081,790      84.1%     $35,430,000      47.0%        $ 1.68
New investors.........................   4,000,000      15.9       40,000,000      53.0          10.00
                                        ----------     -----      -----------     -----
          Total.......................  25,081,790     100.0%     $75,430,000     100.0%
                                        ----------     -----      -----------     -----


     If the underwriters over-allotment option is exercised in full, the following will occur:


     - the percentage of the total number of shares of common stock held by existing stockholders will decrease to 82.1% after the offering, and



     - the number of shares held by new public investors will be increased to 4,600,000 or approximately 17.9% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data and other operating information as of and for the years ended December 31, 1997 and 1998, are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The financial data as of and for the six months ended June 30, 1998 and 1999 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

     See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.


                                                         YEAR ENDED          SIX MONTHS ENDED
                                                        DECEMBER 31,             JUNE 30,
                                                     -------------------    ------------------
                                                      1997        1998       1998       1999
                                                     -------    --------    -------    -------
                                                                               (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product license..................................  $    --    $  2,216    $   533    $ 2,929
  Services.........................................       --       1,161        330      2,195
                                                     -------    --------    -------    -------
          Total revenues...........................       --       3,377        863      5,124
                                                     -------    --------    -------    -------
Cost of revenues:
  Product license..................................       --           4         --         25
  Services.........................................       --       1,396        370      2,488
                                                     -------    --------    -------    -------
          Total cost of revenues...................       --       1,400        370      2,513
                                                     -------    --------    -------    -------
Gross profit.......................................       --       1,977        493      2,611
                                                     -------    --------    -------    -------
Operating expenses:
  Research and development.........................    1,646       3,769      1,644      2,865
  Sales and marketing..............................    1,200       6,519      2,260      6,351
  General and administrative.......................      373       1,503        609      1,284
  Stock-based compensation.........................        1         799          2      1,572
                                                     -------    --------    -------    -------
          Total operating expenses.................    3,220      12,590      4,515     12,072
                                                     -------    --------    -------    -------
Loss from operations...............................   (3,220)    (10,613)    (4,022)    (9,461)
Interest income, net...............................       71         283        129        115
                                                     -------    --------    -------    -------
Net loss...........................................  $(3,149)   $(10,330)   $(3,893)   $(9,346)
                                                     =======    ========    =======    =======
Basic and diluted net loss per share...............  $ (2.90)   $  (7.19)   $ (1.82)   $ (1.87)
                                                     =======    ========    =======    =======
Shares used in calculation of basic and diluted net
  loss per share...................................    1,087       1,437      2,136      5,005
                                                     =======    ========    =======    =======
Pro forma basic and diluted net loss per share
  (unaudited)......................................             $  (1.17)              $ (0.60)
                                                                ========               =======
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited)...........                8,833                15,679
                                                                ========               =======


                                                               DECEMBER 31,       JUNE 30,
                                                              ---------------    -----------
                                                              1997     1998         1999
                                                              ----    -------    -----------
                                                                                 (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $369    $13,595      $19,852
Working capital.............................................   131     12,601       18,289
Total assets................................................   801     16,364       24,759
Long term obligations, net of current portion...............    --        333        8,095
Total stockholders' equity..................................   468     13,440       12,605

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those discussed in "Risk Factors" starting on page 6 and elsewhere in this prospectus.

OVERVIEW


     Our E.piphany E.4 System is an integrated family of software solutions that companies can deploy to collect and analyze data from their existing software systems, and from third party data providers, to profile their customers' characteristics and preferences. Business users use our software to design and execute marketing campaigns as well as customize products, services and related customer interactions.



     E.piphany was founded in November 1996. From our founding through the end of 1997, we primarily engaged in research activities, developing our products and building our business infrastructure. We began shipping our first software product and first generated revenues from software license fees, implementation and consulting fees, and maintenance fees in early 1998. During 1998, we introduced several other software products, and in June 1999, we shipped our E.piphany E.4 System software solutions. Although our revenues consistently increased from quarter to quarter during 1998, we incurred significant costs to develop our technology and products, to continue the recruitment of research and development personnel, to build a direct sales force and a professional services organization, and to expand our general and administrative infrastructure. Our total headcount has increased from 21 at December 31, 1997 to 115 at June 30, 1999. Our revenues were $3.4 million in 1998 and $5.1 million in the six months ended June 30, 1999. We had net losses of $3.1 million in 1997, $10.3 million in 1998 and $9.3 million in the six months ended June 30, 1999.


SOURCE OF REVENUES AND REVENUE RECOGNITION POLICY


     We generate revenues principally from licensing our software products directly to customers and providing related professional services including implementation, consulting, support and training. Through June 1999, substantially all of our revenues have been derived from sales within the United States through our direct sales force. Our license agreements generally provide that customers pay a software license fee for one or more software solutions for a specified number of users. The amount of the license fee varies based on which software solution is purchased, the number of software solutions purchased and the number of users licensed. Customers can subsequently pay additional license fees to deploy purchased software solutions to additional users throughout their organization through standard Internet browsers and to purchase additional software solutions, which integrate with previously purchased software solutions. Customers that purchase software solutions receive the software on compact disc or via electronic methods of delivery.



     Customers generally require consulting and implementation services which include evaluating their business needs, identifying the data sources necessary to meet these needs and installing the software solution in a manner which fulfills their needs. Customers have generally purchased these services directly from us on either a fixed fee or a time and expense basis. We have historically supplemented the capacity of our internal services organization by subcontracting some of these services to third-party consulting organizations, especially to those organizations with which we have relationships such as KPMG, Cambridge Technology Partners and Ernst & Young. However, we intend to increasingly encourage customers to purchase services directly from these third party consulting organizations. We believe that this would increase the number of consultants which can provide consulting and implementation services related to our software products and that it would increase our overall gross margins by increasing our percentage of license revenue, which has substantially higher gross margins than services revenue, as a percentage of total revenue. We also believe that it will encourage third party consulting organizations to sell our software solutions into their customer base.


     Customers also generally purchase maintenance contracts which provide software upgrades and technical support over a stated term, generally twelve months.

     We recognize product license revenues in accordance with the provisions of American Institute of Certified Public Accounts (AICPA) Statement of Position 97-2, "Software Revenue Recognition." Pursuant to the requirements of Statement of Position 97-2, we recognize product license revenues when all of the following conditions are met:

     - we have signed a noncancellable license agreement with the customer

     - we have delivered the software product to the customer

     - the amount of fees to be paid by the customer is fixed or determinable, and

     - we believe that collection of these fees is probable.


     To date, when we manage the implementation process for our customers, the implementation services have been considered essential to the functionality of the software products. Accordingly, both the product license revenues and services revenues are recognized in accordance with the provisions of AICPA Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." Prior to 1999, we recognized substantially all of our revenues using the completed contract method as estimates of costs and efforts necessary to complete the implementation were generally not reliable given our lack of history with implementing our products. In 1999 and future periods, we expect to recognize most of our revenues using the percentage of completion method, and therefore both product license and services revenues are recognized as work progresses. While our software solutions can generally be implemented in less than 16 weeks, implementation can take longer depending on the solution which has been licensed, the number of software solutions licensed, the complexity of the customer's information technology environment and the resources directed by customers to the implementation projects. To date, we have managed the implementation of our solutions for the substantial majority of our customers. When we subcontract services to third parties, we are responsible for managing the implementation. To the extent that customers contract directly with third parties to provide implementation services, we do not manage the implementation, and license revenues are recognized when the relevant conditions of Statement of Position 97-2 are met. Some of our contracts provide for the delivery of unspecified future products over a period of time. Accordingly, payments received from our customers upon the signing of these agreements are deferred and the revenues are recognized ratably over the contract period.


     Revenue allocated to maintenance is recognized ratably over the contract period and revenue allocated to training and other services is recognized as the services are performed.

COST OF REVENUES AND OPERATING EXPENSES

     Our cost of license revenues primarily consists of license fees due to third parties for integrated technology. Our cost of services revenues includes salaries and related expenses for our implementation, consulting support and training organizations, costs of subcontracting to third parties to provide consulting services to customers and an allocation of facilities, communications and depreciation expenses. Our operating expenses are classified into three general categories: sales and marketing, research and development, and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. We allocate the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on their headcount. These allocated charges include facility rent for corporate offices, communication charges and depreciation expenses for office furniture and equipment.


     Software development costs incurred prior to the establishment of technological feasibility are included in research and development costs as incurred. Since license revenues from our software solutions are not recognized until after technological feasibility has been established, software development costs are not generally expensed in the same period in which license revenues for the developed products are recognized.



     We had 115 full-time employees as of June 30, 1999 and intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage rapid growth and increased demand, we must continue to invest in and implement additional operational systems, procedures and controls.


RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 1999 AND 1998

REVENUES

     Total revenues increased to $5.1 million for the six months ended June 30, 1999, from $0.9 million for the six months ended June 30, 1998. This rapid growth in revenues reflects our relatively early stage of development, and we do not expect revenues to increase at the same rate in the future. For the six months ended June 30, 1999, Sallie Mae, CSAA, KPMG and Fair, Isaac accounted for 20%, 13%, 11% and 11% of our total revenues, respectively. For the six months ended June 30, 1998, Autodesk, Visio and Macromedia accounted for 57%, 21% and 16% of our total revenues, respectively.


     Product license revenues increased to $2.9 million, or 57% of total revenues, for the six months ended June 30, 1999 from $0.5 million, or 62% of total revenues, for the six months ended June 30, 1998. The increase in dollar amount of product license revenues was due to both an increase in the number of licenses sold and the average size of the licenses, and resulted primarily from the growth of our direct sales force and the introduction and shipment of new products. Product license revenues declined as a percentage of total revenues primarily because of increased maintenance revenues due to the growth in our customer base.


     Services revenues increased to $2.2 million, or 43% of total revenues, for the six months ended June 30, 1999 from $0.3 million, or 38% of revenues, for the six months ended June 30, 1998. The increase was primarily attributable to increased implementation and consulting services performed in connection with increased license sales and to maintenance contracts sold to E.piphany's new customers. Because services revenues have substantially lower margins relative to product license revenues, to the extent that services revenues become a greater percentage of our total revenues, our overall gross profits will decline.

COST OF REVENUES

     Total cost of revenues increased to $2.5 million for the six months ended June 30, 1999 from $0.4 million for the six months ended June 30, 1998.

     Cost of product license revenues consists primarily of license fees paid to third parties under technology license arrangements and have not been significant to date.


     Cost of services revenues consists primarily of the costs of consulting and customer service and support. Cost of services revenues increased to $2.5 million, or 113% of services revenues, for the six months ended June 30, 1999 from $0.4 million, or 112% of services revenues, for the six months ended June 30, 1998. The increase in cost of services revenues in absolute dollars resulted primarily from the hiring of additional employees and subcontracting with third-party integrators to support increased customer demand for consulting services. Cost of services revenues has exceeded services revenues due to the rapid growth of our services organization from 5 employees at June 30, 1998 to 28 employees at June 30, 1999 and our investment in experienced management in anticipation of future revenue growth.

OPERATING EXPENSES

Research and Development


     Research and development expenses consist primarily of personnel and related costs associated with our product development efforts. Research and development expenses increased to $2.9 million for the six months ended June 30, 1999 from $1.6 million for the six months ended June 30, 1998. The increase in absolute dollars was primarily due to an increase in the number of employees engaged in research and development from 18 employees as of June 30, 1998 to 36 employees as of June 30, 1999. Research and development expenses as a percentage of total revenues decreased from 190% to 56% due primarily to growth in our revenues. We believe that investments in product development are essential to our future success and expect that the absolute dollar amount of research and development expenses will increase in future periods.


Sales and Marketing


     Sales and marketing expenses consist primarily of employee salaries, benefits and commissions, and the costs of trade shows, seminars, promotional materials and other sales and marketing programs. Sales and marketing expenses increased to $6.4 million for the six months ended June 30, 1999 from $2.3 million for the six months ended June 30, 1998. Sales and marketing expenses as a percentage of total revenues decreased from 262% to 124% due primarily to growth in our revenues. The increase in absolute dollars was primarily attributable to an increase in the number of direct sales, pre-sales support and marketing employees from 16 employees as of June 30, 1998 to 38 employees as of June 30, 1999. We expect that the absolute dollar amount of sales and marketing expenses will continue to increase due to the planned growth of our sales force, including the establishment of sales offices in additional domestic and international locations including Europe and Asia, and due to expected additional increases in advertising and marketing programs and other promotional activities.


General and Administrative

     General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance and administrative personnel. General and administrative expenses increased to $1.3 million for the six months ended June 30, 1999 from $0.6 million for the six months ended June 30, 1998. General and administrative expenses as a percentage of total revenues decreased from 71% to 25% due primarily to growth in our revenues. The increase in absolute dollars was primarily attributable to increased salary and related expenses in the executive, finance and administrative functions to manage our growth. We expect general and administrative expenses to increase in absolute dollars in future periods.

Stock-Based Compensation

     Stock-based compensation consists of amortization of deferred compensation in connection with stock option grants and sales of stock to employees at exercise or sales prices below the deemed fair market value of our common stock and compensation related to equity instruments issued to non-employees for services rendered. In 1998 and the six months ended June 30, 1999, we recorded aggregate deferred compensation of $5.9 million related to stock-based compensation to employees. This amount is being amortized over the respective vesting periods of these equity instruments in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Of the total deferred compensation, $1.3 million was amortized in the six months ended June 30, 1999. We expect amortization of approximately $1,182,000, $1,525,000, $794,000, $315,000, and $26,000 in the second half of 1999, the years ended December 31, 2000, 2001, 2002, and the first half of 2003, respectively. Total stock-based compensation was $1.6 million for the six months ended June 30, 1999. See Note 6 to Notes to Financial Statements.

INTEREST INCOME, NET

     The decrease in interest income, net of interest expense, for the six months ended June 30, 1999 was not significant when compared to the same period in the prior year.

     YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES

     Our total revenues were $3.4 million in 1998 and were comprised of the first commercial sales of software products and related services fees from implementation, training and support. Product license revenues were $2.2 million in 1998. Services revenues were $1.2 million in 1998. For 1998, product license revenues and services revenues accounted for 66% and 34% of revenues, respectively. We did not recognize any revenues in 1997.

     In 1998, Autodesk, Charles Schwab, Hewlett-Packard, KPMG and Macromedia, accounted for 30%, 17%, 16%, 11% and 11% of total revenues, respectively.

COST OF REVENUES

     Cost of revenues was $1.4 million in 1998. Cost of services revenues as a percentage of services revenues was 120%. The increase in cost of services revenues in 1998 resulted primarily from the hiring of employees and, to a lesser extent, the use of third-party integrators to support customer demand for consulting and maintenance services. We did not have any revenues in 1997 and thus had no cost of revenues in 1997.

OPERATING EXPENSES

Research and Development

     Research and development expenses increased to $3.8 million in 1998 from $1.6 million in 1997. The increase in research and development expenses was related primarily to an increase in the number of employees engaged in research and development to support the development of new products.

Sales and Marketing

     Sales and marketing expenses increased to $6.5 million in 1998 from $1.2 million in 1997. The increase in sales and marketing expenses resulted primarily from building a direct sales force and investing in sales and marketing infrastructure which included significant personnel-related expenses, recruiting fees, travel expenses, and related facility and equipment costs, as well as increased marketing activities, including trade shows, public relations, direct mail campaigns and other promotional expenses.

General and Administrative


     General and administrative expenses increased to $1.5 million in 1998 from $0.4 million in 1997. The increase in dollar amount of general and administrative expenses resulted primarily from the addition of executive, finance and administrative personnel to support the growth of our business.


Stock-Based Compensation

     In 1998, stock-based compensation consisted of amortization of deferred compensation in connection with certain stock option grants and sales of stock to employees at exercise or sales prices below the deemed fair market value of our common stock and compensation related to equity instruments issued to non-employees. We recorded aggregate deferred compensation of $3.2 million in 1998 related to stock transactions with employees. Of the deferred compensation, $0.7 million was amortized in 1998. Total stock-based compensation was $0.8 million in 1998. See Note 6 to Notes to Financial Statements.

INTEREST INCOME, NET

     Interest income, net of interest expense, increased to $0.3 million from $0.1 million as a result of higher interest income due to higher average cash balances related to capital financing activities, partially offset by higher interest expense due to bank borrowings.

PROVISION FOR INCOME TAXES

     From inception through December 31, 1998, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of December 31, 1998, we had $11.7 million of federal and state net operating loss carry forwards to offset future taxable income. The federal net operating loss carry forwards begin to expire on varying dates beginning in 2012 through 2018 and the state operating loss carry forwards begin to expire in 2004. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against these tax loss carryforwards. See Note 7 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain unaudited quarterly financial results for the six quarters ended June 30, 1999. The statement of operations data has been derived from our unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

                                                              THREE MONTHS ENDED
                                -------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                  1998         1998          1998             1998          1999         1999
                                ---------    --------    -------------    ------------    ---------    --------
                                           (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF TOTAL REVENUES)
STATEMENTS OF OPERATIONS DATA
Revenues:
  Product license.............   $   137     $   396        $   737         $   946        $ 1,136     $ 1,793
  Services....................        90         240            375             456            758       1,437
                                 -------     -------        -------         -------        -------     -------
         Total revenues.......       227         636          1,112           1,402          1,894       3,230
                                 -------     -------        -------         -------        -------     -------
Cost of revenues:
  Product license.............        --          --              3               1              5          20
  Services....................       127         243            477             549            827       1,661
                                 -------     -------        -------         -------        -------     -------
         Total cost of
           revenues...........       127         243            480             550            832       1,681
                                 -------     -------        -------         -------        -------     -------
Gross profit..................       100         393            632             852          1,062       1,549
                                 -------     -------        -------         -------        -------     -------
Operating expenses:
  Research and development....       724         920            973           1,152          1,294       1,571
  Sales and marketing.........       862       1,398          1,818           2,441          2,763       3,588
  General and
    administrative............       172         437            378             516            456         828
  Stock-based compensation....        --           2            393             404            603         969
                                 -------     -------        -------         -------        -------     -------
         Total operating
           expenses...........     1,758       2,757          3,562           4,513          5,116       6,956
                                 -------     -------        -------         -------        -------     -------
Loss from operations..........    (1,658)     (2,364)        (2,930)         (3,661)        (4,054)     (5,407)
Interest income, net..........        63          66             24             130             95          20
                                 -------     -------        -------         -------        -------     -------
Net loss......................   $(1,595)    $(2,298)       $(2,906)        $(3,531)       $(3,959)    $(5,387)
                                 =======     =======        =======         =======        =======     =======
AS A PERCENTAGE OF TOTAL
  REVENUES
Revenues:
  Product license.............        60%         62%            66%             67%            60%         56%
  Services....................        40          38             34              33             40          44
                                 -------     -------        -------         -------        -------     -------
         Total revenues.......       100         100            100             100            100         100
                                 -------     -------        -------         -------        -------     -------
Cost of revenues:
  Product license.............        --          --             --              --             --           1
  Services....................        56          38             43              39             44          51
                                 -------     -------        -------         -------        -------     -------
         Total cost of
           revenues...........        56          38             43              39             44          52
                                 -------     -------        -------         -------        -------     -------
Gross profit..................        44          62             57              61             56          48
                                 -------     -------        -------         -------        -------     -------
Operating expenses:
  Research and development....       319         145             88              82             68          49
  Sales and marketing.........       380         220            163             174            146         111
  General and
    administrative............        76          69             34              37             24          26
  Stock-based compensation....        --          --             35              29             32          30
                                 -------     -------        -------         -------        -------     -------
         Total operating
           expenses...........       775         434            320             322            270         216
                                 -------     -------        -------         -------        -------     -------
Loss from operations..........      (731)       (372)          (263)           (261)          (214)       (168)
Interest income, net..........        28          10              2               9              5           1
                                 -------     -------        -------         -------        -------     -------
Net loss......................      (703)%      (362)%         (261)%          (252)%         (209)%      (167)%
                                 =======     =======        =======         =======        =======     =======

     Our quarterly revenues increased throughout 1998 and the first two quarters of 1999 primarily as a result of the introduction of our first commercially available software products and the growth of our direct sales force. Cost of revenues has increased in each of these quarters as a result of the hiring of employees and the cost of subcontracting with third-party integrators to support customer demand for consulting and maintenance services. Total operating expenses increased in each quarter primarily due to increased expenses associated with building a sales and marketing infrastructure including the development of a direct sales force, increased spending on research and development to support new product introductions and an increase in general and administrative expenses to manage our expanding operations.


     Services revenues as a percentage of total revenues has varied significantly from quarter to quarter due to our relatively early stage of development. The relative amount of services revenues as compared to license revenues has varied based on the volume of license fees for software solutions compared to the volume of license fees for additional users, which generally do not require services. In addition, the amount of services we provide for a software solution can depend in large part on the solution which has been licensed, the complexity of the customers' information technology environment, the resources directed by customers to their implementation projects, the number of users licensed and the extent to which our third-party integrators provide services directly to customers. Services revenues as a percentage of total revenues has increased for each of the last two quarters primarily due to growth of our new customer base which has resulted in a higher percentage of new software solution license sales compared to additional user license sales.



     Cost of services revenues as a percentage of total revenues has increased each of the last two quarters, primarily as a result of the increased services revenues as a percentage of total revenues. Cost of services revenues can also depend on the extent to which we subcontract to third party organizations to provide services to our customers, which is generally more expensive than performing such services with internal resources. Our operating expenses as a percentage of total revenues have generally decreased from quarter to quarter due to our relatively early stage of development and our historical rapid revenue growth.


     Although we have a limited operating history, we believe that quarterly operating results may experience seasonal fluctuations in the future. For instance, quarterly results may fluctuate based on client calendar year budgeting cycles, slow summer purchasing patterns in Europe and our compensation policies that tend to compensate sales personnel, typically in the latter half of the year, for achieving annual quotas.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations to date primarily through private placements of equity securities and, to a lesser extent, debt financing and revenues. Through June 30, 1999, we have raised $32.5 million through equity financing.


     Under a senior credit facility, we maintain a $1.0 million revolving line of credit with Silicon Valley Bank that expires December 1, 1999 and bears variable interest at the bank's prime rate, currently 8.0%. As of June 30, 1999, we had not borrowed against this line of credit. We also have a $3.0 million term loan under this senior credit facility that is repayable ratably over a 36 month period beginning March 1, 2000. The term loan bears variable interest at the bank's prime rate plus 0.5%, currently 8.5%. As of June 30, 1999, we had borrowed $3 million against this term loan. Both of these loans are secured by essentially all of our assets.



     In addition, we have a subordinated convertible debt facility with Comdisco under which we are entitled to borrow up to $10.0 million, of which $5.0 million is currently outstanding, over 42 months beginning June 1999 at a fixed interest rate of 10.0%. All borrowings under the subordinated facility are secured by essentially all of our assets after the rights of senior creditors, and we cannot maintain more than $5.0 million of senior debt without approval of the lender. We also have a $2.0 million equipment lease line with Comdisco. Under the equipment lease line, we are entitled to lease equipment with payment terms extending over 42 months. The ability to lease new equipment expires on May 31, 2000 and borrowings bear interest at 8.5% for the first six months of the lease. We did not have any obligations under this lease line as of June 30, 1999. See Note 3 of Notes to Financial Statements.


     Net cash used in operating activities totaled $2.9 million in 1997, $8.7 million in 1998 and $7.2 million during the six months ended June 30, 1999. Cash used in operating activities for each period resulted primarily from net losses in those periods.

     Net cash used in investing activities totaled $0.4 million in 1997, $1.1 million in 1998 and $0.8 million for the six months ended June 30, 1999. The increases in each period resulted primarily from the purchase of furniture and equipment, consisting largely of computer servers and workstations.

     Net cash provided by financing activities totaled $3.6 million in 1997, $23.0 million in 1998 and $14.3 million for the six months ended June 30, 1999. The increases in each period resulted primarily from the net proceeds from issuances of convertible preferred stock, the issuance of subordinated convertible debt, and bank borrowings.

     As of June 30, 1999, our principal sources of liquidity included $19.9 million of cash and cash-equivalents. We anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. See Notes 3 and 4 of Notes to Financial Statements.

     We believe that the net proceeds from this offering, combined with current cash balances and short-term investments, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least 12 months from the date of this prospectus. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above.


     After the next 12 months, we expect to continue to incur net losses for the foreseeable future and we may need additional funds to expand or meet all of our operating needs.



     If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or secure an additional bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.


YEAR 2000 ISSUES

     We are aware of the issues surrounding the year 2000 and problems relating to computers and computer software incorrectly distinguishing between 21st and 20th century dates. Year 2000 issues could affect both our products and services as well as our internal management control systems.

     With respect to our products, we have designed our E.piphany E.4 System and other products to be year 2000 compliant. We have tested our E.piphany E.4 System and based on these tests, as well as input from our customers using the pre-release test version of the software, believe our software is year 2000 compliant. We have tested our prior products only to a limited extent. Based on these tests and input from our customers, we believe that the prior products are also year 2000 compliant. We therefore do not expect to expend significant resources to resolve year 2000 errors in our products. However, we cannot be certain that our test procedures, particularly the limited tests performed on our prior products, will uncover all possible year 2000 errors in our products. In some cases, we have warranted to our customers that our products are year 2000 compliant. If our tests and design measures have failed to discover and resolve all year 2000 problems in our products, we could be liable to customers for breach of warranty, product defects or otherwise.


     In addition, many of the enterprise databases and web browsers with which our software interacts may not be year 2000 compliant. If our customers' databases are not year 2000 compliant, our internal professional services organization may need to address these existing year 2000 issues. Also, preexisting data in our customers' databases accessed by our software may already contain year 2000 errors. Our professional services organization may not be able to adequately address existing year 2000 issues, or there may be preexisting errors in our customers' databases. Although we cannot control the year 2000 compliance of our customers and their third-party vendors, we may still be subject to claims and liability based on the fact that our products provided incorrect data. These claims could divert significant management, financial and other resources and we may not have adequate commercial insurance to cover these claims.


     With respect to our information technology and management functions, we have inquired of the year 2000 compliance of our material hardware and software vendors related to internal accounting, management and product development. We have also tested our systems, but only to a very limited extent. Based on the representations of our vendors and the internal tests we have conducted, we do not believe we will incur material losses relating to upgrade and replacement of our systems or from failure of our systems.


     We intend to implement a new accounting and management reporting system in late 1999 for business reasons unrelated to year 2000. We have been assured that our new system is also year 2000 compliant by the vendor. If any of our vendors' representations regarding their products are not accurate, or if we encounter unknown year 2000 problems relating to the interaction of our systems, we could incur significant expenses to resolve these issues or damages resulting from a failure of our systems to perform correctly. For example, if our accounting system fails to properly record our transactions, we would need to devote staff or hire a third-party to correct the problem, could lose important data and would have difficulty planning and reporting without accurate financial information.



     In the event we discover year 2000 problems in our products or internal systems, we will endeavor to resolve these problems by making modifications to our products or systems or purchasing new systems, on a timely basis. However, we have no other contingency plan to address the effect of year 2000 problems with our products and internal systems. In addition, the effect of year 2000 on our customers generally, or on our banks, stock markets and other infrastructure functions is unknown. We cannot assure you that our products and systems will be year 2000 compliant or that we will not incur material expenses or liability relating to the year 2000 problem. Our costs of year 2000 compliance to date have not been material and we do not anticipate material year 2000 compliance costs in the future.


MARKET RISK

     The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

Foreign Currency Exchange Rate Risk


     To date, all of our recognized revenues have been denominated in U.S. dollars and primarily from customers in the United States, and our exposure to foreign currency exchange rate changes has been immaterial. We expect, however, that future product license and services revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

Interest Rate Risk


     As of June 30, 1999, we had cash and cash equivalents of $19.9 million which consist of cash and highly liquid short-term investments. Our short-term investments will decline in value by an immaterial amount if market interest rates increase, and, therefore, our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.



     As of June 30, 1999, we had total short term and long term debt outstanding of $432,000 and $2,979,000, respectively, which contain interest rates that are tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for these borrowings based on fluctuations in the prime rate. Based upon the outstanding indebtedness under these arrangements, an increase in the prime rate of .5% would cause a corresponding increase in our annual interest expense of approximately $170,000.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on their balance sheets as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000, or January 1, 2001 for us. This statement will not have a material impact on the financial condition or results of our operations.

     In December 1998, the AICPA issued Statement of Position (SOP) 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of some provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not anticipate that this statement will have a material adverse impact on our statement of operations.

                                    BUSINESS

E.PIPHANY OVERVIEW


     We develop and market software that enables companies to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. Our E.piphany E.4 System is an integrated family of software solutions that companies can deploy to collect and analyze data from their existing software systems, and from third party data providers, to profile their customers' characteristics and preferences. Business users can then act on this information by using our software to design and execute marketing campaigns as well as customize products, services and related customer interactions.


INDUSTRY BACKGROUND


     The rapid growth of the Internet is fundamentally changing the way businesses interact with their customers and suppliers. Consumers can use the Internet to more quickly evaluate products and prices from a wide range of vendors without regard to geographical constraints. At the same time, companies across a variety of industries are using the Internet to redefine the way that goods and services are marketed, sold and distributed. International Data Corporation estimates the number of worldwide Internet users grew from 21 million in 1995 to 159 million in 1998 and will reach 510 million in 2003.



     To remain competitive in this dynamic business environment, many companies are seeking to increase the longevity and profitability of their customer relationships. We believe companies that improve their understanding of their customers can gain the loyalty of their most profitable customers by customizing products, services and related interactions based on each of those customers' characteristics and preferences. Furthermore, when companies understand individual customers, they can market complementary products, known as "cross-selling," or market higher-end products, known as "up-selling." These companies can also use their knowledge of the correlation between customer characteristics and preferences to better market to potential new customers. Finally, companies can also use customer preference information to better anticipate customer demand and optimize their processes for fulfilling customer orders. For example, a company that identifies that many customers prefer a particular product can increase inventories of that product to meet demand and decrease inventories of other products that are not in demand.



     Over the past two decades, companies have invested in software applications that reduce costs by automating business processes. AMR Research, an industry and market analysis firm, estimates that, from 1995 through 1998, companies have spent more than $56 billion on industrial enterprise applications software to automate such transaction-oriented functions as sales, support, manufacturing, distribution and finance. More recently, companies have begun investing in Internet infrastructure software, including systems that enable commercial transactions over the Web, as well as systems that monitor and track customers' behavior on Web sites. Many companies also continue to operate older, custom-built systems that automate critical business processes, such as order processing and accounting. All of these applications have allowed companies to collect and store enormous volumes of customer data, which is often augmented by marketing data from third-party data providers.



     Despite the vast amounts of data generated, these applications remain focused on automating business processes, rather than analyzing data to help companies better understand their customers. Moreover, because this data resides in disparate computer systems across each company or is delivered from third parties, integrating and analyzing this data to provide a comprehensive view of the customer is a significant challenge. For example, many companies' Internet commerce systems operate independently of systems that automate their traditional sales channels and fulfillment processes. To analyze and act on disparate corporate data, many companies have attempted to integrate multiple software tools designed to either extract data from various software systems, store it in a central repository, analyze the data or manage marketing campaigns. Many of these internally developed software systems require substantial amounts of time to integrate, are expensive to deploy and maintain, and are not designed to solve specific business problems in areas such as sales, marketing, finance and Internet commerce. Finally, these software systems often have complex user interfaces and may not be accessible to all business users across the enterprise.



     To enable all employees or selected customers of a company to analyze and act on meaningful customer information located throughout the organization, companies need new software solutions. These software solutions should be:



     - Focused on establishing, maintaining and improving customer relationships. Software should allow companies to identify and differentiate their current and potential customers and act on that knowledge to provide products, services and related interactions customized to each customer's preferences.



     - Deployable to all business users and interactions with customers. Software should be designed to offer the ease of use and availability of the Web to enable all business users, not just information technology professionals and specialized analysts, to access, understand and act on customer information. Additionally, software should easily integrate with companies' Internet infrastructure software to help companies understand customer behavior on websites, market through websites or e-mail and enable customers to query corporate information sources via the Web.



     - Packaged to offer faster and less expensive implementation. Software should minimize the time and expense of software deployment and maintenance by including in a single integrated system all of the technologies required to extract, store, analyze and act on customer data. In addition, the software should be designed to solve specific business problems in areas such as sales, marketing, finance and Internet commerce.


THE E.PIPHANY SOLUTION


     Our software enables companies to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. Companies can use the E.piphany E.4 System to profile customers' characteristics and preferences by collecting and analyzing data from their existing software systems and third party data providers. Business users can then act on this information by using our software to design and execute marketing campaigns as well as customize products, services and related customer interactions. Our professional services organization implements our E.piphany E.4 System for our customers and also provides related consulting and training. We believe that our software is differentiated by its combination of the following characteristics:



     Software designed to establish, maintain and improve customer relationships. Our software helps companies establish, maintain and improve customer relationships by:



     - Identifying customers. Our software enables companies to better identify their customers by aggregating and analyzing data from existing software systems as well as from third-party data providers.



     - Differentiating customers. Our software allows companies to differentiate their customers by analyzing customer groups by demographics, profitability, length of sales cycle, cross-sell success rates and other company-defined criteria.



     - Interacting with customers more personally. Our software helps companies to extend customer information to all employees that interact with customers as well as integrate this information with Internet infrastructure software that generates Web pages and e-mail. Moreover, our software can be used to design and execute marketing campaigns that tailor marketing messages to each customer based on his or her specific characteristics and preferences.



     - Customizing products, services and fulfillment. Our software helps companies collect and analyze the data required to customize products, services and related interactions based on customer characteristics and preferences. In addition, companies can use our software to better anticipate customer demand and to better manage their processes for fulfilling orders in a more efficient manner.

     Web-based design to promote ease of use and wide-scale deployment to business users. Our software is easy-to-use and is accessed by business users across a corporate network or the Internet using only a Web browser, such as Microsoft Internet Explorer. The software is installed by the customer in a central location, either on the customer's own computer servers or on those of a third-party hosting service. This Web-based design does not require our software to be installed on each user's computer, which reduces the costs of deploying and maintaining software.



     Packaged software for faster and less expensive implementation. Our software is packaged to combine technologies required to collect and analyze customer data or manage marketing campaigns and is designed to solve specific business problems in areas such as sales, marketing, finance and Internet commerce. This eliminates the need for a company to integrate multiple software tools from various vendors or develop custom software to solve specific business problems. Our software solutions can generally be implemented in 16 weeks or less.


E.PIPHANY STRATEGY


     Our objective is to be the leading provider of software that enables companies to establish, maintain and continually improve customer relationships across both Internet and traditional sales, marketing and distribution channels. Key elements of our strategy include:



     Extend the breadth and depth of our product offerings. We intend to continue to invest in research and development to build new software to solve a greater range of problems for our customers. In particular, we intend to expand our software offerings for Internet commerce and to develop new software that solves additional problems in fulfillment, logistics and operations. We believe that maintaining and enhancing our products is important to our ability to expand our market share, retain existing customers and acquire new customers.



     Develop industry-specific software products. In the future, we plan to offer versions of our software designed specifically for industries such as financial services, high technology, healthcare, telecommunications and automobile manufacturing. We intend to use the industry expertise of our professional services organization and our existing and future partners to help us identify business problems specific to these industries and help us design our software accordingly.



     Increase market penetration by expanding our sales and distribution capabilities. In addition to growing our direct sales force, we have developed a limited number of contractual relationships with consultants, systems integrators and resellers that we believe will allow us to extend our sales presence. We intend to use these relationships to support sales and help us develop new E.piphany E.4 System software solutions. We also intend to build our international presence through relationships with systems integrators that have a strong international presence, such as KPMG, in addition to increasing the size of our direct sales force.



     Offer our software through application service providers. In addition to licensing our software directly to end-users, we intend to offer our software through multiple Internet-based applications service providers that will host our software on their own servers and allow customers to utilize that software over the Internet for a fee. Through these relationships, the applications service provider will pay us fees for the right to host our applications for its customers. We currently have a contractual relationship with Exactis.com -- a provider of e-mail application services -- under which Exactis.com hosts our software solutions as a part of its service offering. In the future, we intend to partner with additional application service providers. We believe that the application service provider option will be particularly attractive to pure Internet commerce companies, as well as mid-sized companies that typically have limited internal information technology resources.


E.PIPHANY PRODUCTS


     Our E.piphany E.4 System includes multiple software solutions designed to solve specific business problems in areas such as sales, marketing, finance and Internet commerce. These software solutions run on top of our integrated software platform that we have designed to extract data from existing software systems, store it in a central repository, analyze the data to discover customer characteristics and preferences, and manage marketing campaigns. Our software solutions can be deployed simultaneously or in incremental steps as our customers address new business problems.



     Our E.piphany E.4 System software solutions are grouped into three product families:


     - Reporting and Analysis

     - Distributed Database Marketing

     - E-Commerce


REPORTING AND ANALYSIS



     Our reporting and analysis software solutions allow any business user with a Web browser to easily analyze customer, supplier and operational data from across the enterprise. To support this capability, we have designed our E.piphany E.4 System to extract and manage data from a wide variety of electronic data sources regardless of their format. Our current reporting and analysis software solutions include the following:



-----------------------------------------------------------------------------------------------
      SOFTWARE SOLUTION                                 DESCRIPTION
-----------------------------------------------------------------------------------------------
 Bookings, Billings & Backlog/   Analyzes bookings, billings, backlog and other sales data
   Sales Reporting & Analysis    to identify trends and then presents this information in a format that is easy to understand, such as graphs and
                                 tables.
-----------------------------------------------------------------------------------------------
 Customer Relationship           Analyzes customer data from sales and support applications
   Management Reporting &        and then presents this information in a format that is
   Analysis                      easy to understand, such as graphs and tables, so that
                                 users can better understand the quantity and status of
                                 sales leads, customer inquiries and service calls as well
                                 as forecast future sales.
-----------------------------------------------------------------------------------------------
 Channel Sell-Through            Analyzes sales data from indirect business channels such
   Management                    as resellers and distributors and then presents this
                                 information in a format that is easy to understand, such
                                 as graphs and tables. Companies can use this information
                                 to track channel inventory trends, distributors' profit
                                 margins or other metrics to better manage sales through
                                 indirect channels.
-----------------------------------------------------------------------------------------------
 Call Center Reporting &         Analyzes data from call centers and then presents this
   Analysis                      information in formats that are easy to understand, such
                                 as graphs and tables. Companies can use this information
                                 to improve call center efficiency by tracking metrics such as the average cost and time for problem resolution, the
                                 frequency of customer contact and the profitability of
                                 individual representatives.
-----------------------------------------------------------------------------------------------
 Customer Profitability          Analyzes data to segment customers according to their
                                 current and potential profitability and also calculates
                                 the profitability of divisions, geographies and the entire company and presents this information in formats that are
                                 easy to understand, such as graphs and tables. Companies
                                 can use this information to better understand which
                                 customers and areas of the business they should target for profitability improvements.
-----------------------------------------------------------------------------------------------
 Branch Information              Analyzes data from branch office systems and then presents this information in a format that is easy to understand,
                                 such as graphs and tables, so that branch managers can
                                 track regional sales, profile their customers and market
                                 to those customers.
-----------------------------------------------------------------------------------------------

DISTRIBUTED DATABASE MARKETING


     Our distributed database marketing software solutions allow multiple employees to collaborate on profiling customers and designing marketing campaigns that target each customer based on his or her specific characteristics and preferences. Once a campaign is designed, our software solutions can execute the campaign by triggering direct mail, personalized e-mail, customized Web pages and other campaign delivery mechanisms. Once campaigns are executed, our distributed database marketing software solutions analyze response data to refine and tune campaigns. Our current distributed database marketing software solutions include the following:



-----------------------------------------------------------------------------------------------
      SOFTWARE SOLUTION                                 DESCRIPTION
-----------------------------------------------------------------------------------------------
 Cross-sell/Up-sell              Analyzes customer characteristics to identify
                                 opportunities to sell complementary or higher-end products to existing customers, manages test marketing campaigns
                                 and measures the effectiveness of marketing campaigns.
-----------------------------------------------------------------------------------------------
 Campaign Performance            Monitors the response rates, costs and profitability of
   Measurement                   corporate and regional marketing campaigns, and also
                                 predicts the likely returns on marketing campaign
                                 investments.
-----------------------------------------------------------------------------------------------
 Loyalty Program Management      Analyzes customer buying and attrition data to enable
                                 companies to better identify and understand their most
                                 loyal customers as well as measure and improve the
                                 effectiveness of their loyalty programs.
-----------------------------------------------------------------------------------------------



     We are actively working to extend our distributed database marketing software solutions family to add the following software solutions:



-----------------------------------------------------------------------------------------------
      SOFTWARE SOLUTION                                 DESCRIPTION
-----------------------------------------------------------------------------------------------
 Customer Acquisition            We are designing this software solution to enable
                                 companies to identify promising potential customers by
                                 integrating and analyzing data from third party data
                                 providers, advertising programs and promotional events and then executing, measuring and refining marketing campaigns to attract those customers.
-----------------------------------------------------------------------------------------------
 Attrition Management            We are designing this software solution to enable
                                 companies to determine why some customers terminate their
                                 relationships with the company. Companies can then use
                                 this information to maximize the retention of profitable
                                 customers and manage the attrition of unprofitable
                                 customers.
-----------------------------------------------------------------------------------------------


E-COMMERCE


     Our E-commerce software solutions help companies to analyze customer behavior on Internet commerce Web sites and personalize those sites by integrating customer preference data into Internet infrastructure software. These software solutions also enable companies to design and execute Internet commerce marketing campaigns through e-mail and websites as well as customize products based on customer preference information. Finally, these systems can be used to measure the effectiveness of companies' Internet commerce initiatives as well as their effect on traditional business channels. Our current E-commerce software solutions include the following:



-----------------------------------------------------------------------------------------------
      SOFTWARE SOLUTION                                 DESCRIPTION
-----------------------------------------------------------------------------------------------
 E-Commerce Reporting &          Analyzes Internet commerce purchasing patterns and website
   Analysis                      effectiveness. Companies can use this information to
                                 measure the effect of Internet commerce on traditional
                                 sales, marketing and distribution channels and overall
                                 corporate profitability.
-----------------------------------------------------------------------------------------------

     We are actively working to extend our E-commerce software solutions family to add the following software solutions:



-----------------------------------------------------------------------------------------------
      SOFTWARE SOLUTIONS                                DESCRIPTION
-----------------------------------------------------------------------------------------------
 E-Commerce Campaigns            We are designing this software solution to manage
                                 marketing campaigns executed through e-mail and websites
                                 in addition to conventional direct mail and phone
                                 solicitations.
-----------------------------------------------------------------------------------------------
 E.mailer                        We are designing this software solution to personalize and send e-mails based on customer characteristics and
                                 preferences, track e-mail delivery and responses, embed
                                 Internet addresses in e-mails to provide personalized Web
                                 pages and customized offers and finally, measure and help
                                 manage the effectiveness of Internet marketing campaigns.
-----------------------------------------------------------------------------------------------
 Product Customization           We are designing this software solution to analyze
                                 customer preference data so that companies can customize
                                 products for individual customers as well as develop new
                                 products based on current customer preferences.
-----------------------------------------------------------------------------------------------
 Real-Time Campaigner            We are designing this software solution to allow companies to up-sell, cross-sell and customize products for
                                 individual customers in real-time, based on customer
                                 preference data collected across both Internet and
                                 traditional business channels.
-----------------------------------------------------------------------------------------------


PROFESSIONAL SERVICES


     Our professional services organization plays an integral role in implementing our software for our customers as well as supporting and training our customers. We believe that providing a high level of customer service and technical support is critical to the satisfaction of our customers and our own success. As of June 30, 1999, our professional services staff consisted of 28 employees. Our professional services offerings include:



     Consulting and implementation services. We offer consulting and implementation services focused on configuring and implementing our software solutions to meet each of our customers' unique needs. These services are delivered primarily by our internal consulting specialists, but also by third-party consultants. When we work with third-party consultants we typically subcontract these consultants or enter into contracts with these consultants to collaborate on specific projects. We believe that our consulting services enhance the quality of our software solutions, accelerate the implementation and share best business practices with client project teams.



     Maintenance services. We provide our customers with extensive maintenance services including telephone support, Web-based support and updates to our products and documentation. We enter into maintenance contracts separate from our product license agreements. Fees are typically 15 to 20% of the license fees for the associated software products.



     Training services. We offer extensive training programs to our customers and partners to accelerate the implementation and adoption of our solutions by the users within a company. Fees for our training services are typically charged separately from our software license fees and consulting fees.



     In addition to implementing our software and supporting our customers, our professional services organization works closely with our internal research and development organization to design new E.piphany E.4 System software solutions. Experience gained by our consultants through repeated implementation of our products is routinely conveyed to our research and development staff. Our research and development staff then uses this experience to design new features into new releases of our software. To promote this interaction, we have located our professional services organization together with our research and development organization, and we have created a staff exchange program between the two parts of our firm.

E.PIPHANY E.4 SYSTEM TECHNOLOGY


GRAPHIC


     Our E.piphany E.4 System includes the E.piphany E.4 System software platform. This software platform enables our software to extract, manage and analyze data from existing systems for each of our software solutions. This software platform allows our internal research and development organization and partners to rapidly build and deploy new software as market opportunities arise, without re-developing and configuring the underlying software platform. The major elements of our E.piphany E.4 System software platform include:



     EpiCenter. EpiCenter is the software technology we developed for storing and managing data. Our software solutions access EpiCenter to retrieve the data that they require to perform their analysis. Key functional elements of EpiCenter include:



     - Adaptive Schema Generator. The Adaptive Schema Generator is software technology that we have developed and market as a part of our E.piphany
       E.4 System. It automatically reconfigures EpiCenter, based on high-level specifications, each time a customer's software solutions are modified. This technology enables rapid customization of our products to meet the specific and dynamic business needs of our customers and allows system administrators to avoid having to manage complex data storage design tasks.



     - Metadata integration. All of the components of our E.piphany E.4 System are integrated through our metadata, which is a high-level, software-based description of a customer's E.piphany E.4 System and the data which resides in that system. As a result, when new data elements are added to any software component of a customer's E.piphany E.4 System, all other software components are able to recognize the change and adapt accordingly.



     - Accelerators. We have integrated into our E.piphany E.4 System mathematical formulas called accelerators that improve the performance of our software by pre-computing some information, creating special indices and providing "hints" to the system on how to optimize the processing of user queries.



     Data extraction and transformation. E.piphany's E.4 System offers a powerful approach to extracting data from various sources and transforming that data before loading it into EpiCenter. Central to this capability are our Packaged Semantic Transformations, which are rules that change customer data into a format well-suited for data analysis by business users.

     Application server. Our application server is the software technology we developed to manage the mathematical formulas that are used to analyze data in response to user queries. In addition, the application server generates the user interface that end-users interact with through their Web browsers.


RELATIONSHIPS AND ALLIANCES


     An important element of our strategy is to establish relationships and alliances to assist us in marketing, selling and implementing our software solutions. These relationships and alliances fall into the following four categories:



     Consulting and implementation relationships. We have a contractual relationship with Marketing 1:1 -- a marketing consulting firm -- under which they co-market and promote our software. We have entered into subcontracting engagement letters with Cambridge Technology Partners, Ernst & Young and KPMG under which they provide installation services for our products to our customers. In order to improve their opportunity to generate service fees from our customers, each of these partners has committed resources to training their consultants on our products, co-marketing our products with their services and incorporating our products into their customer relationship management market strategies. In addition, Cambridge Technology Partners, KPMG and Marketing 1:1 are investors in our company. We believe these relationships will help enable the rapid adoption and deployment of our software and expand the capabilities of our software to target specific industries.



     Platform relationships. To help ensure that our products are based on industry standards and take advantage of current and emerging technologies, we have formed relationships with vendors of software and hardware technology platforms. We currently maintain platform relationships with Hewlett-Packard, Microsoft, Oracle and Sun Microsystems. These companies voluntarily provide us with early releases of new technology platforms, education related to those platforms and limited access to these vendors' technical resources to facilitate adoption of their technology. As a result, we are able to more easily integrate our products with these vendors' platforms, and we can also anticipate required changes to our products based on new versions of these vendors' platforms. We believe that these relationships allow us to focus on our core competencies, simplify the task of designing and developing software and reduce the time it takes us to make our software compatible with their software.



     Technology relationships. We have formed relationships with vendors of complementary software products. These relationships consist of non-exclusive contractual agreements to co-market each other's products and share technical resources in order to better integrate each other's products. We currently have such agreements with BroadVision and Vignette, two Internet infrastructure software providers.



     Reseller relationships. We have entered into contractual reseller agreements with vendors under which we sell software solutions to them for resale to their customers. We believe these relationships will extend our sales presence in new and existing markets. We recently entered into reseller agreements with Acxiom and Harte-Hanks -- two providers of customer data and strategic marketing services -- and a reseller agreement with Pivotal
Software -- a vendor of sales force automation and customer support software. Each of these partners has committed resources to training their employees, co-marketing programs and have incorporated our products into their customer relationship management market strategies. We provide sales materials and training to these resellers on the implementation of our software solutions. We have only recently entered into these reseller agreements and have not yet generated any revenues from them.

CUSTOMERS

     Our customers represent a wide, cross-industry spectrum of large global institutions. Those customers who have entered into agreements to purchase in excess of $300,000 of software and related services since we began shipping products in early 1998, through June 30, 1999, are:


Acxiom                                   DIRECTV                    Lucent Technologies
Agilent Technologies                     Envision                   Macromedia
Autodesk                                 Fair, Isaac                Microsoft
California State Automobile              FileNET                    Nissan North America
  Association                            Hewlett-Packard            Sallie Mae
Capital Blue Cross                       Hilton Hotels              Visio
Charles Schwab                           KPMG                       Wells Fargo



     These customers have accounted for approximately 93% of our revenues for the year ended December 31, 1998 and 94% of our revenues for the six months ended June 30, 1999. For the six months ended June 30, 1999, Sallie Mae, CSAA, KPMG and Fair, Isaac accounted for 20%, 13%, 11% and 11% of our total revenues, respectively. For the year ended December 31, 1998, Autodesk, Charles Schwab, Hewlett-Packard, KPMG and Macromedia, accounted for 30%, 17%, 16%, 11% and 11% of total revenues, respectively.



SELECTED CUSTOMER APPLICATIONS



------------------------------------------------------------------------------------------
CUSTOMER                      APPLICATION


------------------------------------------------------------------------------------------
Microsoft                     Microsoft is the worldwide leader in software for personal computers. Microsoft was seeking a campaign management
                              solution to enhance its internal World Wide Marketing
                              Database. Microsoft selected E.piphany over other suppliers of campaign management solutions because of our ability to provide a full range of enterprise solutions focused on
                              personalizing customer relationships and our ability to make our solutions broadly available to distributed knowledge
                              workers and managers in large corporations.


------------------------------------------------------------------------------------------
California State Automobile   CSAA is one of the largest of the American Automobile
Association (CSAA)            Association's nationwide affiliates, serving nearly four
                              million members. Because CSAA has separate computer systems for its membership data and its travel services group
                              transaction records, it had difficulty integrating this data to facilitate its efforts to cross-sell and up-sell
                              products. We offered CSAA a software solution that
                              integrates these disparate systems and allows employees to profile customers and manage marketing campaigns.


------------------------------------------------------------------------------------------
Visio                         Visio, with more than three million customers worldwide,
                              develops, markets, and supports drawing and diagramming
                              software for enterprise-wide use. To support its Internet
                              commerce initiatives and evaluate their effect on its
                              traditional sales, marketing and distribution channels,
                              Visio required a software solution to integrate and analyze customer data from multiple enterprise systems. Using our
                              software solution, Visio employees can discern how the
                              company's Internet commerce initiatives are affecting its
                              business as a whole. Visio is also using our software
                              solutions to incorporate customer preferences captured on
                              its Internet commerce site into its product development
                              processes.


------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
CUSTOMER                      APPLICATION


------------------------------------------------------------------------------------------
Sallie Mae                    Sallie Mae is a government sponsored enterprise that is the nation's largest provider of funds and servicing for student loans. Sallie Mae services one-third of all outstanding
                              student loans, totalling more than $47 billion and has more than five million active customers. The company was recently privatized and is seeking opportunities to provide better
                              service and cross-sell additional products and services by better understanding its customers. Using our software
                              solution, Sallie Mae employees are able to rapidly analyze customer data and manage marketing campaigns to cross-sell new financial services as customers' financial status
                              changes.


------------------------------------------------------------------------------------------
Capital Blue Cross            Capital Blue Cross, an independent licensee of the Blue
                              Cross and Blue Shield Association, offers health care
                              benefits and complementary services throughout central
                              Pennsylvania. To better understand the suitability and
                              profitability of its product offerings, Capital Blue Cross needed to analyze large amounts of customer data. Using our software solution, Capital Blue Cross is able to analyze
                              enrollment histories and other patient information to better understand member activity and develop enhancements to
                              existing and future product offerings.


------------------------------------------------------------------------------------------
Hewlett-Packard               The Hewlett-Packard Asia-Pacific Computing Channels
                              Operation (APCCO) manages the flow of HP's computing
                              products into and through its reseller channel in Asia. To enhance its channel partner relationships, HP APCCO sales
                              and marketing executives needed to analyze channel sales
                              information from throughout the Asia-Pacific region. HP
                              APCCO is deploying our software solution to allow business users to tailor HP's reseller programs and direct sales
                              activities for specific channel partners based upon their
                              past sales and future potential sales. Hewlett-Packard has also deployed our software solution across a number of other business units.


------------------------------------------------------------------------------------------
Hilton Hotels                 Hilton Hotels develops, owns, manages or franchises more
                              than 250 hotels, resorts and vacation properties in the
                              United States. Hilton has collected a huge amount of guest information in disparate systems at individual properties.
                              Hilton is deploying our software solution to gather and
                              analyze guest behavior information from all U.S. Hilton
                              hotels and resorts and to make this information available to its hotels over the Internet. By acting on this information,
                              Hilton expects that its business managers will be able to
                              provide better service to their guests, better manage
                              corporate customer relationships and fine-tune their
                              business.


------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT


     Our research and development organization is responsible for developing new software products, product architecture, core technologies, product testing, quality assurance and ensuring the compatibility of our products with hardware platforms, and software platforms. In addition, this organization supports some pre-sale and customer support activities. Our research and development organization is divided into teams consisting of development engineers, product managers, quality assurance engineers and technical writers. In addition, our professional services staff helps our research and development organization identify potential new product features.


     On June 30, 1999, our research and development staff consisted of 36 employees. Our total expenses for research and development were $3.8 million for the year ended December 31, 1998 and $1.6 million for the year ended December 31, 1997.

SALES, MARKETING AND DISTRIBUTION


     To date, we have marketed our products primarily through our direct sales force. However, we intend to expand our sales channels through additional relationships with systems integrators and value-added resellers. In selling our products, we typically approach both business users and information technology professionals with an integrated team from our sales and professional services organizations. Initial sales activities typically include a demonstration of our product capabilities followed by one or more detailed technical reviews. We also seek to establish alliances and partnerships with major industry vendors that will add value to our products and expand distribution opportunities. As of June 30, 1999, our sales and marketing organization consisted of 38 employees.



     We use a variety of marketing programs to build market awareness of our company, our brand name and our products, as well as to attract potential customers. These programs include our own market research, product and strategy updates with industry analysts, public relations activities, direct mail programs, telemarketing and telesales, seminars, trade shows, reseller programs, speaking engagements and Web site marketing. Our marketing organization also produces marketing materials in support of sales to prospective customers that include brochures, data sheets, white papers, presentations and demonstrations.


INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Our future success depends in part on legal protection of our technology. To protect our technology, we rely on a combination of the following methods, among others:


     - patent laws



     - copyright laws



     - trademark laws



     - trade secret laws, or



     - employee and third-party nondisclosure agreements and confidentiality procedures.


     We have applied for seven patents on our technology in the United States; we have also received several trademark registrations and applied for additional trademarks. Our pending patent and trademark applications may not be allowed. Even if they are allowed, these patents may not provide us a competitive advantage. Competitors may successfully challenge the validity and scope of our patents and trademarks.

     Our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and enforce our rights in our technology, we may lose competitive position in the market. We cannot assure you that our means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use we could lose potential license fees.

     From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our products do not infringe the intellectual property rights of third parties. However, we cannot assure you that we will prevail in all intellectual property disputes. We have not conducted a search for existing patents and other intellectual property registrations, and we cannot assure you that our products do not infringe upon issued patents. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which would relate to our products.

     We indemnify some of our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we or our customers may be required to obtain one or more licenses from third parties. We cannot assure you that such licenses could be obtained from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required license would have a material adverse effect on our business.

COMPETITION


     The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our integrated software compete against various vendors' software tools designed to accomplish specific elements of a complete process, including extracting data, storing and managing data, analyzing data, or managing marketing campaigns. Our competitors include companies that sell:



     - data management and data analysis software tools such as Brio Technology, Business Objects, Cognos, Informatica and Sagent Technology


     - enterprise application software such as i2 Technologies and Siebel Systems, and


     - marketing campaigns management software tools such as Exchange Applications and Prime Response.



     In addition, enterprise application software vendors such as Oracle, PeopleSoft and SAP are beginning to offer software for data analysis, although they typically tend to support only the analysis of data from their own operational systems. We may also face competition from vendors of software that recommend products to customers based on simple logic rules, such as Net Perceptions and Rightpoint Software, Inc.



     Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competition could seriously harm our ability to sell additional software, maintenance renewals, and services on terms favorable to us. Competitive pressures could reduce our market share or require us to reduce the price of products and services, any of which could materially and adversely affect our business, financial condition and operating results.


     We compete on the basis of certain factors, including:

     - product performance

     - product features

     - user scalability

     - open architecture

     - ease of use

     - product reliability

     - analytic capabilities

     - time to market

     - customer support, and

     - product pricing.

       We believe that we presently compete favorably with respect to each of these factors. However, the market for our products is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors.

EMPLOYEES

     As of June 30, 1999, we had 115 full-time employees. Of these employees, 36 were engaged in research and development, 38 were engaged in sales and marketing, 28 were engaged in professional services and 13 were engaged in finance and administration.

     None of our employees is represented by a labor union or a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

     We currently lease approximately 13,500 square feet of office space for our headquarters in one building, located in Palo Alto, California. We have entered into a lease of approximately 32,500 square feet of office space in one building in San Mateo, California. We intend to move our headquarters to the San Mateo office space beginning in September 1999. We also lease sales offices near Atlanta, Detroit, Dallas, Los Angeles and Stamford, Connecticut. We believe our new facilities are adequate for our current needs. We may need to locate additional space to meet our needs in the future.

LEGAL PROCEEDINGS

     From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information with respect to our executive officers and directors as of August 18, 1999.



            NAME               AGE                           POSITION
            ----               ---                           --------
Roger S. Siboni..............  44    President, Chief Executive Officer and Director
Kevin J. Yeaman..............  32    Chief Financial Officer
Phillip M. Fernandez.........  38    Executive Vice President, Product Development
Anthony M. Leach.............  48    Executive Vice President, Operations and Services
Karen A. Richardson..........  36    Executive Vice President, Worldwide Sales
Julie A.                       42    Vice President, Corporate Marketing
  Petersen-Dunnington........
Paul A. Rodwick..............  36    Vice President, Marketing
Eliot L. Wegbreit............  55    Chairman of the Board of Directors
Paul M. Hazen................  57    Director
Robert L. Joss...............  58    Director
Sam H. Lee...................  38    Director
Douglas J. Mackenzie.........  39    Director


     Roger S. Siboni has served as President, Chief Executive Officer and a member of the board of directors of E.piphany since August 1998. Prior to joining E.piphany, Mr. Siboni served as Deputy Chairman and Chief Operating Officer of KPMG Peat Marwick LLP, a member firm of KPMG International, an accounting and consulting organization, from October 1996 to July 1998 and served as National Managing Partner of KPMG's information and communications practice from June 1993 to October 1996. He serves on the board of directors of Cadence Design Systems, Inc. FileNET, Inc., Macromedia, Inc. and Pivotal Corporation. Mr. Siboni has accepted a position as Chairman of the advisory board of the Haas Graduate School of Business at the University of California at Berkeley. Mr. Siboni holds a B.S. in Business Administration from the University of California at Berkeley and is a Certified Public Accountant in New York and California.


     Kevin J. Yeaman has served as Chief Financial Officer of E.piphany since August 1999, as Vice President, Finance and Administration of E.piphany from June 1999 to August 1999 and as Controller of E.piphany from August 1998 to June 1999. From February 1998 to August 1998, Mr. Yeaman served as Worldwide Vice President of Field Operations for Informix Software, Inc., a provider of relational database software. From September 1988 to February 1998, Mr. Yeaman served in Silicon Valley and London in various positions at KPMG Peat Marwick LLP, an accounting firm, serving most recently as a senior manager. Mr. Yeaman holds a B.S. in Commerce from Santa Clara University and is a Certified Public Accountant in California.



     Phillip M. Fernandez has served as Executive Vice President, Product Development of E.piphany since April 1999. Prior to joining E.piphany, Mr. Fernandez served in several executive positions at Red Brick Systems Inc., a provider of database software. Mr. Fernandez served as Executive Vice President and Chief Operating Officer of Red Brick Systems Inc. from June 1998 to December 1998, as Senior Vice President of Products and Services from November 1996 to May 1998 and as Vice President of Product Development from December 1991 to October 1996. From January 1999 to March 1999, after Red Brick Systems, Inc. was acquired by Informix Software, Inc., Mr. Fernandez served as a consultant to Informix. Mr. Fernandez holds a B.A. in History from Stanford University.


     Anthony M. Leach has served as Executive Vice President, Operations and Services of E.piphany since January 1999. Prior to joining E.piphany, Mr. Leach was employed by Oracle Corporation, a database system and applications supplier, as Senior Vice President of Consulting Services for Europe, the Middle East and Africa from November 1994 to June 1997, and as Senior Vice President of World Wide

Consulting from June 1997 to January 1999. From August 1975 to November 1994, Mr. Leach served with KPMG, an accounting and services firm, in Europe, and became a partner in the firm in 1984.

     Karen A. Richardson has served as Executive Vice President, Worldwide Sales of E.piphany since June 1998. From November 1995 to May 1998, Ms. Richardson served as Vice President of Sales at Netscape Communications Corporation, an internet software company. From December 1994 to November 1995, Ms. Richardson served as Vice President of Sales at Collabra Software, Inc., a developer of groupware software. From November 1993 to September 1995, Ms. Richardson served as Vice President of Marketing at Be Incorporated, a provider of software operating systems for digital media applications. Ms. Richardson holds a B.S. in Industrial Engineering from Stanford University.


     Julie A. Petersen-Dunnington has served as Vice President, Corporate Marketing of E.piphany since June 1998. In January 1997 Ms. Petersen-Dunnington co-founded JPD Marketing, a marketing consulting firm, and served as its President from January 1997 to July 1998. In January 1995 Ms. Petersen-Dunnington co-founded Lightowl L.L.C., a marketing consulting firm, and served as a partner at Lightowl L.L.C. from January 1995 to January 1997. From December 1992 to January 1995, Ms. Petersen-Dunnington was Director of Emerging Technologies for Waggener Edstrom, Inc., a strategic public relations and communications firm. From August 1990 to December 1992, Ms. Petersen-Dunnington served as Director of Brand Development and Marketing at Lucasfilm Ltd., an independent film production company. Ms. Petersen-Dunnington holds a B.A. in Education from Mankato State University and an M.A. in Mass Communications from Drake University.



     Paul A. Rodwick has served as Vice President, Marketing of E.piphany since August 1999. Prior to joining E.piphany, Mr. Rodwick served in several executive positions at Red Brick Systems. Mr. Rodwick served as Vice President, Marketing of Red Brick Systems from July 1998 to December 1998, as acting Vice President, Development from April 1998 to June 1998, and as Senior Director, Product Management from January 1996 to June 1998. From January 1999 to March 1999, after Red Brick Systems was acquired by Informix Software, Inc., Mr. Rodwick served as Vice President, Marketing for Informix from October 1994 to January 1996, Mr. Rodwick served as Senior Product Manager for Sybase, Inc.'s New Media Division, a provider of interactive television and World Wide Web software. From August 1990 to October 1994, Mr. Rodwick served in a variety of senior development management, product management and product marketing positions at Metaphor, Inc., a provider of decision support systems. Mr. Rodwick holds a B.S. in Computer Engineering from University of Illinois at Urbana-=Champaign.



     Eliot L. Wegbreit co-founded E.piphany in November 1996 and has served as chairman of the board of directors of E.piphany since December 1996. Dr. Wegbreit also served as Chief Executive Officer and Chief Financial Officer of E.piphany from December 1996 to May 1998 and as Executive Vice President, Research and Development from May 1998 to April 1999. From May 1988 to December 1998, Dr. Wegbreit was a principal at Hambrecht & Quist Venture Capital, a venture capital investment firm. From January 1991 to January 1995, Dr. Wegbreit served as Chairman of the Board of Directors and Chief Executive Officer of Kubota Pacific Inc., a manufacturer of graphics workstations. Dr. Wegbreit holds a B.E.S. in Engineering Physics from Johns Hopkins University and a Ph.D. in Computer Science from Harvard University.


     Paul M. Hazen has served as a director of E.piphany since June 1999. Mr. Hazen serves as chairman of the board of directors of Wells Fargo & Co., a position he has held since January 1995. Mr. Hazen also served as Chief Executive Officer of Wells Fargo & Co. from January 1995 to November 1998 and as President and Chief Operating Officer from July 1984 to January 1995. Mr. Hazen serves on the board of directors of Safeway, Inc., Phelps Dodge Corporation, and Vodafone Group, plc. Mr. Hazen holds a B.S. in Finance from the University of Arizona and an M.B.A. from the University of California at Berkeley.

     Robert L. Joss has served as a director of E.piphany since June 1999. Mr. Joss will become dean of the Graduate School of Business at Stanford University on September 1, 1999. From January 1993 to June 1999, Mr. Joss served on the Board of Directors of Westpac Banking Corporation, a banking and financial services company. From February 1993 to February 1999, Mr. Joss also served as Chief

Executive Officer of Westpac Banking Corporation. Mr. Joss holds a B.A. in Economics from the University of Washington and an M.B.A. and Ph.D. in Finance from Stanford University.

     Sam H. Lee has served as a director of E.piphany since March 1997. Mr. Lee is a co-founder and general partner of Information Technology Ventures, a venture capital firm, a position he has held since June 1994. From June 1990 to May 1994, Mr. Lee served as vice president of Philadelphia Ventures, a venture capital firm. Mr. Lee serves on the board of directors of several private companies. Mr. Lee holds a Bachelor of Science degree in Electrical Engineering from Mississippi State University, a Masters of Engineering degree from Texas A&M University and an M.B.A. from the Wharton School of the University of Pennsylvania.

     Douglas J. Mackenzie has served as a director of E.piphany since January 1998. Mr. Mackenzie has been a general partner of the venture capital firm of Kleiner Perkins Caufield & Byers since 1994. Mr. Mackenzie serves on the board of directors of Marimba, Inc., Pivotal Corporation and Visio Corporation. He also serves on the board of directors of several private companies. Mr. Mackenzie holds an A.B. in Economics from Stanford University, an M.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard University.


     In connection with their investments in E.piphany, Kleiner Perkins Caufield & Byers and Information Technology Ventures were given the right to elect one person each to be a member of our board of directors. Douglas J. Mackenzie was appointed to our board of directors by Kleiner Perkins Caufield & Byers. Sam H. Lee was appointed to our board of directors by Information Technology Ventures. In addition, the founders of the company retained the right to appoint one member of our board of directors. Dr. Wegbreit was appointed to our board of directors by the founders. Roger S. Siboni was appointed to our board of directors as a condition of his being hired to be our chief executive officer. At the close of this offering, the rights of these persons and entities to appoint members to our board of directors will cease.


CLASSIFIED BOARD

     Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Sam H. Lee and Roger S. Siboni have been designated Class I directors whose term expires at the 2000 annual meeting of stockholders. Douglas J. Mackenzie and Eliot L. Wegbreit have been designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Paul M. Hazen and Robert L. Joss have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. For more information on the classified board, see the section entitled "Description of Capital Stock -- Anti-takover Effects of Provisions of Our Certificate and Bylaws and Delaware Law."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     We established an audit committee in June 1999 and compensation committee in June 1999.

     Our audit committee consists of Sam H. Lee and Paul M. Hazen. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     Our compensation committee consists of Douglas J. Mackenzie and Robert L. Joss. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION


     Directors do not currently receive any cash compensation from us for their service as members of the board of directors. Under our 1999 stock plan, outside directors are granted an option to purchase 25,000 shares of our common stock upon appointment to our board of directors. In addition, an option to purchase up to 12,500 shares of common stock is granted to each outside director at the start of each of the second and third years of his service at the then fair market value of our common stock at that time. During 1999, the board of directors granted options to purchase 25,000 shares to each of Robert L. Joss and Paul M. Hazen at an exercise price of $6.00 per share under our 1997 stock plan. Future grants will be made under our 1999 stock plan after this offering. See the section entitled "-- Incentive Stock Plans."


EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 1998, by each person that served as chief executive officer during the last fiscal year and our next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998. These executives are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                  ANNUAL           ------------
                                                               COMPENSATION         SECURITIES
                                                            -------------------     UNDERLYING
               NAME AND PRINCIPAL POSITION                   SALARY      BONUS       OPTIONS
               ---------------------------                  --------    -------    ------------
Roger S. Siboni...........................................  $104,166         --           --
  President and Chief Executive Officer
Eliot L. Wegbreit.........................................   162,500         --           --
  Chairman of the Board of Directors,
  Former President and Chief Executive Officer
Steven G. Blank...........................................   162,500         --           --
  Former Executive Vice President, Marketing
Karen A. Richardson.......................................    84,712    $61,909      242,500
  Executive Vice President, Worldwide Sales



     In July 1998, Dr. Wegbreit resigned as our President and Chief Executive Officer and Mr. Siboni was appointed to these positions. Mr. Siboni joined us in August 1998, and his annual salary is $250,000. Ms. Richardson joined us in June 1998, and her annual salary is $150,000. Mr. Blank resigned from his employment with E.piphany effective August 6, 1999.

OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1998, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.



     In the fiscal year ended December 31, 1998, we granted options to purchase up to an aggregate of 2,620,163 shares to employees, directors and consultants. All options were granted under our 1997 stock plan at exercise prices at or above the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, check, cancellation of any outstanding indebtedness of the option holder to us or delivery of already-owned shares of our common stock. All options listed below are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by us at their cost if the optionee's service with E.piphany terminates. All option shares listed in the table below vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month thereafter.



                                                  INDIVIDUAL GRANTS
                             ------------------------------------------------------------
                               NUMBER     % OF TOTAL                 DEEMED
                                 OF         OPTIONS                  VALUE                     POTENTIAL REALIZABLE VALUE AT
                             SECURITIES   GRANTED TO                  PER                      ASSUMED ANNUAL RATES OF STOCK
                             UNDERLYING    EMPLOYEES    EXERCISE     SHARE                   PRICE APPRECIATION FOR OPTION TERM
                              OPTIONS       IN LAST       PRICE     ON DATE    EXPIRATION   ------------------------------------
           NAME               GRANTED     FISCAL YEAR   PER SHARE   OF GRANT      DATE          0%           5%          10%
           ----              ----------   -----------   ---------   --------   ----------   ----------   ----------   ----------
Roger S. Siboni............        --          --            --         --           --            --           --           --
Eliot L. Wegbreit..........        --          --            --         --           --            --           --           --
Steven G. Blank............        --          --            --         --           --            --           --           --
Karen A. Richardson........   242,500        9.26%        $0.60      $1.58      7/14/08      $237,650     $478,611     $848,292

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes for the named executive officers their option exercises for the fiscal year ended December 31, 1998, and exercisable and unexercisable options held by them as of December 31, 1998.


     The "Value of Unexercised In-the-Money Options at December 31, 1998" is based on a value of $3.92 per share, the deemed fair market value of our common stock as of December 31, 1998, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1997 stock plan. All options listed below are immediately exercisable; however, as a condition of exercise, the optionee must enter into a restricted stock purchase agreement granting us the right to repurchase any unvested portion of the shares issuable by such exercise at their cost in the event of the optionee's termination of employment. The shares vest over four years, with 25% of the shares vesting one year after the grant date and the remaining shares vesting ratably each month thereafter.



                                                          NUMBER OF SECURITIES
                                NUMBER OF                UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                 SHARES                  OPTIONS AT DECEMBER 31,        THE-MONEY OPTIONS AT
                                ACQUIRED                          1998                    DECEMBER 31, 1998
                                   ON        VALUE     ---------------------------   ---------------------------
             NAME               EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----               ---------   --------   -----------   -------------   -----------   -------------
Roger S. Siboni...............        --          --          --          --                --          --
Eliot L. Wegbreit.............        --          --          --          --                --          --
Steven G. Blank...............        --          --          --          --                --          --
Karen A. Richardson...........   121,250    $172,175     121,250          --          $402,550          --


INCENTIVE STOCK PLANS

  1997 STOCK OPTION PLAN


     Our 1997 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. As of June 30, 1999, options to purchase an aggregate of 2,791,356 shares of common stock were outstanding under our 1997 stock plan. Our board of directors has determined that no further options will be granted under the 1997 stock plan after this offering. The 1997 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each outstanding option must be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the E.piphany options, the E.piphany options will terminate as of the closing of the merger or sale of assets.


  1999 STOCK PLAN


     Our 1999 stock plan was adopted by our board of directors in June 1999 and approved by the stockholders in July 1999. As of the date of this prospectus, no options or stock purchase rights have been granted under our 1999 stock plan. Our 1999 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.



     A total of 3,500,000 shares of our common stock has been reserved for issuance under the 1999 stock plan. In addition, the plan will include:



     - the shares of common stock which have been reserved but not granted under our 1997 stock plan as of the effective date of the offering (as of June 30, 1999, there were 680,621 shares reserved but not yet granted under our 1997 stock plan) and



     - any shares returned to our 1997 stock plan as a result of termination of options under the 1997 stock plan before the date of our initial public offering.

     In addition, commencing January 1, 2000, annual increases will be added to the 1999 stock plan equal to the lesser of: (A) 2,500,000 shares, (B) 4% of all outstanding shares of our common stock or (C) a lesser amount determined by our board of directors.



     Unless terminated sooner, our 1999 stock plan will terminate automatically ten years from the effective date of this offering.


     The administrator of our 1999 stock plan, which is currently our board of directors, has the power to determine among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of each option or stock purchase right

     - the number of shares subject to each option or stock purchase right

     - the exercisability of each option or stock purchase right, and

     - the form of consideration payable upon the exercise of each option or stock purchase right.


     In addition, the administrator has the authority to amend, suspend or terminate our 1999 stock plan, so long as the action does not affect any shares of common stock previously issued and sold or any option previously granted under our 1999 stock plan. During any fiscal year, each optionee may be granted options to purchase a maximum of 750,000 shares. In addition, in connection with an optionee's initial employment with us, such optionee may be granted an option covering an additional 750,000 shares.



     Options and stock purchase rights granted under our 1999 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under our 1999 stock plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of E.piphany, or within twelve months after such optionee's termination by death or disability, but not later than the expiration of the option's term.


     In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement grants E.piphany a repurchase option, exercisable for any unvested stock purchase rights, upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with E.piphany for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to E.piphany. The repurchase option lapses at a rate determined by the administrator.

     The exercise price of all incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock having more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 stock plan may not exceed ten years.

     The 1999 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right must be assumed or an equivalent option or stock purchase right substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees shall become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15 day period.

  1999 EMPLOYEE STOCK PURCHASE PLAN


     Our 1999 employee stock purchase plan was adopted by our board of directors in June 1999, and approved by the stockholders in July 1999. A total of 2,000,000 shares of our common stock has been reserved for issuance under the 1999 purchase plan, plus annual increases equal to the lesser of: (A) 2,000,000 shares, (B) 4% of the outstanding shares on such date or (C) a lesser amount determined by our board of directors. As of the date of this prospectus, no shares have been issued under the 1999 purchase plan.


     The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 2001.

     Employees are eligible to participate if they are customarily employed by E.piphany or any participating subsidiary for at least 20 hours per week and for more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 purchase plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - hold rights to purchase stock under our employee stock purchase plans which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

     The 1999 purchase plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, overtime, shift premium and bonuses, but excludes other compensation. The maximum number of shares a participant may purchase during a single purchase period is 20,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 purchase plan is generally 85% of the lower of the fair market value of the common stock either:

     - at the beginning of the offering period, or

     - at the end of the purchase period.

     In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with E.piphany.

     Rights granted under the 1999 purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 purchase plan. The 1999 purchase plan provides that, if a merge with or into another corporation or a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The new exercise date will be set prior to the proposed date of the merger or sale of assets.

     Our board of directors has the authority to amend or terminate the 1999 purchase plan, except that they may not adversely affect any outstanding rights to purchase stock under the 1999 purchase plan. However, the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 1999 purchase plan is in our best interests and the best interest of our stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 1999 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. The 1999 purchase plan will terminate automatically ten years from the effective date of this offering unless terminated earlier by our board of directors.

401(K) PLAN


     In January 1999, we adopted a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day they perform an hour of service for us. Eligible participants may elect to reduce their current compensation up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, currently $10,000, and have such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of eligible participants. We have not made any matching contributions to the 401(k) plan to date. All contributions made by and on behalf of participants are subject to a maximum contribution limitation currently equal to the lesser of 25% of their compensation or $30,000 per year. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options. Contributions by participants or by us to the 401(k) plan, and income earned on plan contributions, are generally not taxable to the participants until withdrawn, and contributions by us, if any, are generally deductible by us when made.


CHANGE IN CONTROL, SEVERANCE AND EMPLOYMENT ARRANGEMENTS


     In connection with our hiring of Roger S. Siboni as our President and Chief Executive Officer in July 1998, we sold 1,600,000 shares of our common stock to him at a purchase price of $0.40 per share in exchange for a promissory note and cash. We have a right to repurchase these shares of stock at a price of $0.40 per share. Our right to repurchase Mr. Siboni's shares lapses as to 1/48 of his total number of shares at the end of each month after May 1, 1998. However, our right to repurchase Mr. Siboni's shares terminates as to all of his shares upon a change in control of E.piphany in which Mr. Siboni is not given equivalent compensation and title in the post change of control entity. See the sections entitled "Certain Transactions -- Common Stock Sales" and " -- Employee Loans."


     In a merger or a sale of substantially all of our assets, if the options under our 1997 stock plan are not assumed or substituted for, each outstanding option will terminate as of the closing of the merger or sale of assets. In a merger or a sale of substantially all of our assets, if the options outstanding under our 1999 stock plan are not assumed or substituted, each outstanding option will vest fully and become immediately exercisable.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - unlawful payments of dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


PREFERRED STOCK SALES


     Series C Preferred Stock. In September and October 1998, we sold shares of Series C Preferred Stock, at a purchase price of $3.38 per share, to raise capital to finance our operations. The following 5% stockholders purchased shares in that financing:



                    PURCHASER                       NUMBER OF SHARES   AGGREGATE CONSIDERATION
                    ---------                       ----------------   -----------------------
Kleiner Perkins Caufield & Byers..................     1,479,291             $5,000,000
Information Technology Ventures...................     1,183,433              4,000,000



     Partnerships controlled by Kleiner Perkins Caufield & Byers own 18.5% of our stock and were allotted one seat on our board of directors, currently filled by Douglas J. Mackenzie, in connection with their investment in our Series B Preferred Stock financing. Partnerships controlled by Information Technology Ventures own 18.4% of our stock and were allotted one seat on our board of directors, currently filled by Sam H. Lee, in connection with their investments in our preferred stock financings.



     Series B Preferred Stock. In January 1998, we sold shares of Series B Preferred Stock, at a purchase price of $2.50 per share, to raise capital to finance our operations. The following 5% stockholders purchased shares in that financing:



                    PURCHASER                       NUMBER OF SHARES   AGGREGATE CONSIDERATION
                    ---------                       ----------------   -----------------------
Kleiner Perkins Caufield & Byers..................     2,230,000             $5,575,000
Information Technology Ventures...................       596,932              1,492,329



     Series A Preferred Stock. In March and September 1997, we sold shares of Series A Preferred Stock, at a purchase price of $1.13 per share, to raise capital to finance our operations. The following directors, officers, and 5% stockholders purchased shares in that financing:



                    PURCHASER                       NUMBER OF SHARES   AGGREGATE CONSIDERATION
                    ---------                       ----------------   -----------------------
Information Technology Ventures...................     2,166,931             $2,448,632
Eliot L. Wegbreit as Trustee of Wegbreit Trust....        74,570                 84,264
Steven G. Blank as Trustee of Elliot-Blank
  Revocable Trust.................................        31,063                 35,101



     Eliot L. Wegbreit currently serves as chairman of our board of directors, currently owns 10.1% of our stock, and, at the time of the purchase, was also an officer of E.piphany. Steven G. Blank currently owns 9.9% of our stock and was an officer of E.piphany at the time of the purchase.



COMMON STOCK PURCHASES AND SALES



     At the time of E.piphany's foundation, E.piphany entered into stock purchase agreements with Steven G. Blank and Eliot L. Wegbreit, founders of E.piphany. On January 24, 1997, Mr. Blank and Dr. Wegbreit each purchased 2,100,000 shares of our common stock under their agreements at a purchase price of $0.0005 per share for $1,050 each. Mr. Blank was an officer of E.piphany and Dr. Wegbreit is chairman of our board of directors. We had the right to repurchase Mr. Blank's and Dr. Wegbreit's shares at their original purchase price of $0.0005 per share if E.piphany terminated their respective employment for cause or upon their death or disability. Our repurchase right lapsed as to 1/48 of the total number of shares at the end of each month after November 1, 1996.



     In March 1999, Dr. Wegbreit resigned as Executive Vice President, Engineering of E.piphany. In accordance with the terms of his stock purchase agreement, Mr. Wegbreit's remaining shares of common stock are no longer subject to our repurchase right.



     On August 6, 1999, Steve G. Blank, who was at the time our Executive Vice President of Marketing, resigned from E.piphany to pursue other interests. In connection with Mr. Blank's resignation, agreed to sell 125,000 shares of his common stock will be repurchased for a total purchase price of $62.50. In accordance with the terms of his stock purchase agreement, Mr. Blank's remaining shares of common stock will no longer be subject to our repurchase right. Mr. Blank has agreed to continue as a consultant to E.piphany for up to five days per month, until February 6, 2000. E.piphany will not be required to pay any consulting fees to Mr. Blank, however, after the earlier of February 6, 2000 or the termination of the lock-up period which restricts Mr. Blank's sale of his shares of E.piphany common stock for up to 180 days following this offering.



     In connection with our hiring of Roger S. Siboni, our President and Chief Executive Officer, on July 7, 1998 we sold an aggregate of 1,600,000 shares of common stock to Mr. Siboni at a purchase price of $0.40 per share. Mr. Siboni paid for his shares with a promissory note in the amount of $639,680 and $320 in cash. The principal amount of the note accrues simple interest at a rate of 5.88% per year.



     On January 16, 1998, in connection with our Series B financing, we sold an aggregate of 250,000 shares of our common stock to entities affiliated with Kleiner Perkins Caufield & Byers, a 5% stockholder of E.piphany, at a purchase price of $0.25 per share.


EMPLOYEE LOANS


     In addition to the loan to purchase stock given to Mr. Siboni, in connection with his offer of employment as our President and Chief Executive Officer, Mr. Siboni received a loan of $175,000 for relocation expenses. The entire amount of the loan was forgiven under the terms of the loan on March 31, 1999. We have also offered to loan to Mr. Siboni up to $250,000 per year for two years, drawable monthly. Mr. Siboni is currently drawing down this loan at a rate of $20,833 per month. As of June 30, 1999, the total outstanding principal amount of this loan is $267,000. This loan bears interest at a rate per annum of 5.6% compounded monthly and is repayable upon Mr. Siboni's first sales of our stock. Mr. Siboni is also eligible for an annual bonus of up to $125,000, which is first applied to any outstanding loan balance that Mr. Siboni has with E.piphany including the loan described above.


INDEMNIFICATION AGREEMENTS

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     We believe that the shares sold in transactions described above were sold at fair market value and the terms of the other arrangements described above were no less favorable than we could have obtained from unaffiliated third parties.

     In addition to the transactions described above, we have compensation arrangements with directors and officers which are described under the section entitled "Management."

                             PRINCIPAL STOCKHOLDERS


     The table on the following page sets forth information regarding the beneficial ownership of our common stock as of August 18, 1999, by the following individuals or groups:


     - each person or entity who is known by us to own beneficially more than 5% of our outstanding stock

     - each of the named executive officers

     - each of our directors, and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder listed in the following table is c/o E.piphany, Inc., 2300 Geng Road, Suite 200, Palo Alto, California 94303. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.


     Applicable percentage ownership in the following table is based on 21,454,921 shares of common stock outstanding as of August 18, 1999.


     To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.


     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. We have granted the underwriters an option to purchase up to 600,000 shares to cover over-allotments, if any.


                          PRINCIPAL STOCKHOLDERS TABLE


                                                                                     PERCENTAGE OF
                                                                                   SHARES OUTSTANDING
                                                                                  --------------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
                     NAME AND ADDRESS                       BENEFICIALLY OWNED    OFFERING    OFFERING
                     ----------------                       ------------------    --------    --------
Kleiner Perkins Caufield & Byers(1).......................       3,959,291          18.5%       15.6%
  2750 Sand Hill Road
  Menlo Park, California 94025
Information Technology Ventures(2)........................       3,947,296          18.4        15.5
  3000 Sand Hill Road
  Building 1, Suite 280
  Menlo Park, California 94025
Eliot L. Wegbreit(3)......................................       2,174,570          10.1         8.5
Steven G. Blank(4)........................................       2,131,063           9.9         8.4
Roger S. Siboni...........................................       1,600,000           7.5         6.3
Karen A. Richardson(5)....................................         257,646           1.2         1.0
Douglas J. Mackenzie(6)...................................       3,959,291          18.5        15.6
Sam H. Lee(7).............................................       3,947,296          18.4        15.5
Paul M. Hazen(8)..........................................          25,000             *           *
Robert L. Joss(9).........................................          25,000             *           *
All directors and officers as a group (12 persons)(10)....      12,776,300          57.3        48.6


---------------
  *  Less than 1% of the outstanding shares of common stock.


 (1) Includes 3,651,632 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 208,676 shares held by KPCB VIII Founders Fund, L.P., and 98,983 shares held by KPCB Information Services Zaibatsu Fund II, L.P. The general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P. is KPCB VIII Associates, L.P. The general partner of KPCB

     Information Sciences Zaibatsu Fund II, L.P. is KPCB VII Associates, L.P. Douglas J. Mackenzie, a member of the board of directors of E.piphany, is a general partner of both KPCB VIII Associates, L.P. and KPCB VII Associates, L.P.


 (2) Includes 3,844,768 shares held by Information Technology Ventures, L.P. and 102,528 shares held by ITV Affiliates Fund, L.P. The general partner of each of these two limited partnerships is ITV Management, L.L.C. Sam H. Lee, a member of the board of directors of E.piphany, is a principal member of ITV Management, L.L.C.



 (3) Includes 74,570 shares held by Eliot L. Wegbreit as trustee of the Wegbreit Trust.



 (4) Includes 31,063 shares held by Steven G. Blank as Trustee of the Elliot-Blank Revocable Trust. Mr. Blank is a founder of E.piphany and was formerly its Executive Vice President, Marketing. In connection with Mr. Blank's resignation from E.piphany, he has agreed to resell 125,000 of these shares of his common stock to E.piphany.



 (5) Includes 15,146 shares issuable upon exercise of currently exercisable stock options.



 (6) All 3,959,291 shares are held by entities associated with Kleiner Perkins Caufield & Byers, a venture capital firm (see footnote (1) above). Mr. Mackenzie disclaims beneficial ownership of the shares held by the entities associated with Kleiner Perkins Caufield & Byers except for his monetary interest arising from his general partnership interest in the entities.



 (7) All 3,947,296 shares are held by entities associated with ITV Management, L.L.C., a venture capital firm. Mr. Lee disclaims beneficial ownership of the shares held by the entities associated with ITV Management, L.L.C. except for his monetary interest arising from his principal membership interest in ITV Management, L.L.C.



 (8) Includes 25,000 shares issuable upon exercise of currently exercisable stock options.



 (9) Includes 25,000 shares issuable upon exercise of currently exercisable stock options.



(10) Includes the information contained in footnotes (3) to (9) above and includes an aggregate of 827,646 shares issuable upon exercise of stock options held by the directors and officers that are exercisable within 60 days of August 18, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our preferred stock outstanding prior to this offering will automatically be converted into common stock upon the closing of this offering according to the terms of our certificate of incorporation. We will file an amended certificate of incorporation to be effective upon the closing of this offering that creates a new class of preferred stock. No shares of the new preferred stock will be outstanding upon completion of this offering. Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock is subject to and qualified in its entirety by our amended certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.


COMMON STOCK


     As of June 30, 1999, there were 9,521,798 shares of common stock outstanding which were held of record by approximately 76 stockholders and upon conversion of all outstanding shares of convertible preferred stock, which will automatically occur upon the closing of this offering according to the terms of our certificate of incorporation, there will be an aggregate of 21,081,790 shares of common stock outstanding.


     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of E.piphany, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to E.piphany, is delivering a legal opinion that the shares of common stock to be issued upon the closing of this offering, when issued and sold in the manner described in this prospectus and in accordance with the resolutions adopted by the board of directors, will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock

     - diluting the voting power of the common stock

     - impairing the liquidation rights of the common stock, or

     - delaying or preventing a change in control of E.piphany without further action by the stockholders.

     Upon the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANTS


     At June 30, 1999, there were warrants outstanding to purchase 22,124 shares of Series A preferred stock, up to 75,000 shares of Series B preferred stock, and up to 31,250 shares of Series C preferred stock which are convertible in the aggregate into 128,374 shares of common stock.


STOCK PURCHASE OPTION


     At June 30, 1999, there was a stock purchase option outstanding to purchase up to 351,563 shares of our Series C' Preferred Stock convertible in the aggregate into 351,563 shares of common stock. This stock purchase option was granted in connection with our subordinated convertible debt facility. The holder of this stock purchase option may pay for the shares in cash or by converting outstanding debt. The stock purchase option will terminate upon closing of this offering if not exercised prior to the closing.


REGISTRATION RIGHTS


     The holders of 18,747,972 shares of common stock and the holders of warrants to purchase preferred stock convertible into 75,000 shares of common stock are entitled to the following rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between E.piphany and the holders of registrable securities. Beginning 180 days following the date of this prospectus but not before March 18, 2000, if holders of at least 50% of the then outstanding registrable securities request that at least 30% of the then outstanding registrable securities be registered, we may be required, on up to two occasions, to register their shares for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $6,000,000. Also, holders of registrable securities may require on two separate occasions within any twelve month period that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $2,000,000. Depending on market conditions, however, we may defer such registration for up to 120 days. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of the registrable securities described above and additional holders of warrants to purchase preferred stock convertible into an additional 22,124 shares of common stock are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. We plan to obtain waivers of these registration rights with respect to this offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the consummation of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.


ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE AND BYLAWS AND DELAWARE LAW

     Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - acquisition of E.piphany by means of a tender offer

     - acquisition of E.piphany by means of a proxy contest or otherwise, or

     - removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders for more information on the classified board, see the section entitled "Management -- Executive Officers and Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

     Delaware Anti-Takover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.


     Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder in favor of a takeover opposed by the current board of directors generally has a more difficult time getting persons elected to the board of directors who could influence the board of directors' decision regarding the takeover.


     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of E.piphany. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of E.piphany.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A.

NASDAQ NATIONAL MARKET LISTING


     We have applied for the listing of our shares on The Nasdaq Stock Market's National Market under the symbol "EPNY."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to E.piphany.


     After the offering 25,081,790 shares of our common stock will be outstanding, assuming that the underwriters do not exercise the over-allotment option. Of these shares, all of the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.



     The following table shows approximately when the 21,081,790 shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:


         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET


                                                              SHARES ELIGIBLE
                                                                 FOR SALE
                                                              ---------------
At the effective date.......................................             0
181 days after the effective date...........................    20,144,290
At April 16, 2000...........................................       937,500



     Resale of 15,483,720 of the restricted shares that will become available for sale in the public market starting 181 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are affiliates of E.piphany.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:


     - 1% of the number of shares of common stock then outstanding which will equal approximately 250,817 shares immediately after this offering; or



     - the average weekly trading volume of our common stock on The Nasdaq Stock Market's National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.


     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. As of

June 30, 1999, 2,071,798 shares outstanding had been issued as a result of the exercise of stock options. Of these shares, 2,004,316 shares will be vested and exercisable and will be able to be resold after the 90 day period, subject to the lock-up agreements described below.


LOCK-UP AGREEMENTS


     After this offering approximately 21,081,790 shares of our common stock held by our directors, executive officers and our existing stockholders are subject to "lock-up" agreements under which they agree not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Credit Suisse First Boston Corporation.


REGISTRATION RIGHTS


     Upon completion of this offering, the holders of 18,747,972 shares of our common stock and holders of 97,124 shares of our common stock issuable upon conversion of warrants, assuming such warrants are converted, will be entitled to rights to registration of their shares under the Securities Act. After registration, these shares will become freely tradable without restrictions under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common stock.


STOCK OPTIONS


     Immediately after this offering we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or reserved for issuance under our stock option plans. Each year as the number of shares reserved for issuance under our 1999 stock plan and 1999 employee stock purchase plan automatically increases, we will file an amendment to the registration statement covering the additional shares. As of June 30, 1999, under our 1997 stock plan, options to purchase 2,791,356 shares of common stock were issued and outstanding and 3,471,977 shares were reserved for future issuance under our stock plans. When the lock-up agreements described above expire, options to purchase 2,417,261 shares of common stock will become fully vested and, when exercised, these shares will be freely tradable, based on the number of options outstanding as of June 30, 1999. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under that registration statement will, upon the optionee's exercise and subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.


WARRANTS


     Upon consummation of the initial public offering, warrants to purchase up to 128,374 shares of our common stock will remain outstanding of which warrants for 75,000 and 22,124 shares will have the registration rights described in the section entitled "Description of Capital Stock -- Registration Rights."


                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to E.piphany and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the

Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission's Web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms and the World Wide Web site of the Securities and Exchange Commission referred to above.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                1999, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:


                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Credit Suisse First Boston Corporation......................
Hambrecht & Quist LLC.......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========


     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.


     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of common stock.


     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses that we will pay:


                                          PER SHARE                             TOTAL
                               --------------------------------    --------------------------------
                                  WITHOUT             WITH            WITHOUT             WITH
                               OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                               --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us...       $                 $                 $                 $
Expenses payable by us.....       $                 $                 $                 $


     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, our executive officers, directors and our existing stockholders have agreed not to offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.


     The underwriters have reserved for sale, at the initial offering price up to 280,000 shares of common stock for employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares on The Nasdaq Stock Market's National Market under the symbol "EPNY."

     Prior to the offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiation between the representatives and us and does not reflect the market price of the common stock following the offering. Among the principal factors considered in determining the initial public offering price will be:

          - the information in this prospectus and otherwise available to the representatives

          -  market conditions for initial public offerings

          - the history of and prospects for the industry in which we will compete

          -  the ability of our management

          -  our prospects for our future earnings

          - the present state of our development and our current financial condition


          - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, and



          - the general condition of the securities markets at the time of this offering.



     We can offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.


     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act:

          - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

          - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

          - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.


          - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. The representatives track these purchases through the initial public offering tracking system operated by the Depository Trust Company. The representatives may, at their discretion, reclaim a selling concession from any syndicate member that appears to have permitted its customers to purchase shares in the initial public offering and then promptly resell all or a portion of those shares to the syndicate member that sold them.


     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase common stock without the benefit of a prospectus qualified under the securities laws, (2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer and these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Some legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, WS Investments, an investment partnership composed of some current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as several individual attorneys of this firm, beneficially own a total of 78,462 shares of our common stock. Aaron
J. Alter, a member of Wilson Sonsini Goodrich & Rosati, is the Secretary of E.piphany.


                                    EXPERTS

     The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

     In July 1998, KPMG Peat Marwick LLP resigned as E.piphany's independent public accountants, as KPMG Peat Marwick LLP became an integrator of E.piphany's products and purchased E.piphany's preferred stock. The former independent accountants' report on E.piphany's financial statements for the year ended December 31, 1997 did not contain an adverse opinion, a disclaimer of opinion or any qualifications or modifications related to uncertainty, limitation of audit scope or application of accounting principles. The former independent public accountants' report does not cover any of E.piphany's financial statements in this registration statement. KPMG Peat Marwick LLP did not issue an audit opinion on E.piphany's financial statements for any other period. There were no disagreements with the former public accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to E.piphany's financial statements up through the time of dismissal that, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. In September 1998, E.piphany retained Arthur Andersen LLP as its independent public accountants. The decision to retain Arthur Andersen LLP was approved by resolution of the board of directors. Prior to retaining Arthur Andersen LLP, E.piphany had not consulted with Arthur Andersen LLP regarding accounting principles.

                                E.PIPHANY, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................    F-2
Balance Sheets..............................................    F-3
Statements of Operations....................................    F-4
Statement of Stockholders' Equity and Comprehensive Loss....    F-5
Statements of Cash Flows....................................    F-6
Notes to Financial Statements...............................    F-7

     After the stock split discussed in Note 10 to E.piphany, Inc.'s financial statements, we expect to be in a position to render the following audit report:



                                          ARTHUR ANDERSEN LLP



San Jose, California


June 19, 1999


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To E.piphany, Inc.:

     We have audited the accompanying balance sheets of E.piphany, Inc. (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of E.piphany's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.piphany, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
June 19, 1999

(except with respect to the matters


discussed in Note 10, as to which the


date is ______ __, 1999)

                                E.PIPHANY, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                 DECEMBER 31,
                                                              ------------------    JUNE 30,
                                                               1997       1998        1999
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   369   $ 13,595    $ 19,852
  Accounts receivable, net of allowance for doubtful
    accounts
    of $0, $30, and $50, respectively.......................       16      1,243       1,989
  Prepaid expenses and other current assets.................       79        354         507
                                                              -------   --------    --------
         Total current assets...............................      464     15,192      22,348
Property and equipment, net.................................      337      1,172       1,888
Other assets................................................       --         --         523
                                                              -------   --------    --------
                                                              $   801   $ 16,364    $ 24,759
                                                              =======   ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligation...............  $    --   $     --    $     81
  Current portion of notes payable..........................       --        167         432
  Accounts payable..........................................      117      1,015         533
  Accrued liabilities.......................................      140      1,028       2,213
  Deferred revenue..........................................       76        381         800
                                                              -------   --------    --------
         Total current liabilities..........................      333      2,591       4,059
  Capital lease obligations, net of current portion.........       --         --         116
  Notes payable, net of current portion.....................       --        333       7,979
                                                              -------   --------    --------
         Total liabilities..................................      333      2,924      12,154
                                                              -------   --------    --------
Commitments (Note 4)
Stockholders' equity:
  Convertible preferred stock, $0.0001 par value;
  Series A:
    Authorized -- 3,250 shares
    Outstanding -- 3,228 shares in 1997, 1998 and June 30,
     1999;
      liquidation preference of $3,648......................        1          1           1
  Series B:
    Authorized -- 3,304 shares
    Outstanding -- 3,229 shares in 1998 and June 30, 1999;
      liquidation preference of $8,072......................       --          1           1
  Series C:
    Authorized -- 4,462 shares
    Outstanding -- 4,166 shares in 1998 and June 30, 1999;
      liquidation preference of $14,080.....................       --          1           1
  Series C':
    Authorized -- 750 shares
    Outstanding -- 0 shares.................................       --         --          --
  Series D:
    Authorized -- 937 shares
    Outstanding -- 937 shares at June 30, 1999; liquidation
     preference of $6,000...................................       --         --          --
  Common stock, $0.0001 par value;
    Authorized -- 25,000 shares
    Outstanding -- 5,620 in 1997, 8,913 shares in 1998 and
      9,522 shares at June 30, 1999.........................        1          2           2
  Additional paid-in capital................................    3,615     30,030      39,375
  Warrants to purchase preferred stock......................       --         --         532
  Note receivable...........................................       --       (640)       (640)
  Deferred compensation.....................................       --     (2,476)     (3,842)
  Accumulated deficit.......................................   (3,149)   (13,479)    (22,825)
                                                              -------   --------    --------
         Total stockholders' equity.........................      468     13,440      12,605
                                                              -------   --------    --------
                                                              $   801   $ 16,364    $ 24,759
                                                              =======   ========    ========


   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                         YEARS ENDED            SIX MONTHS
                                                        DECEMBER 31,          ENDED JUNE 30,
                                                     -------------------    ------------------
                                                      1997        1998       1998       1999
                                                     -------    --------    -------    -------
                                                                               (UNAUDITED)
Revenues:
  Product license..................................  $    --    $  2,216    $   533    $ 2,929
  Services.........................................       --       1,161        330      2,195
                                                     -------    --------    -------    -------
                                                          --       3,377        863      5,124
                                                     -------    --------    -------    -------
Cost of revenues:
  Product license..................................       --           4         --         25
  Services.........................................       --       1,396        370      2,488
                                                     -------    --------    -------    -------
                                                          --       1,400        370      2,513
                                                     -------    --------    -------    -------
          Gross profit.............................       --       1,977        493      2,611
                                                     -------    --------    -------    -------
Operating expenses:
  Research and development.........................    1,646       3,769      1,644      2,865
  Sales and marketing..............................    1,200       6,519      2,260      6,351
  General and administrative.......................      373       1,503        609      1,284
  Stock-based compensation.........................        1         799          2      1,572
                                                     -------    --------    -------    -------
          Total operating expenses.................    3,220      12,590      4,515     12,072
                                                     -------    --------    -------    -------
          Loss from operations.....................   (3,220)    (10,613)    (4,022)    (9,461)
                                                     -------    --------    -------    -------
Other income (expense):
  Interest income..................................       71         333        149        261
  Interest expense.................................       --         (48)       (18)      (145)
  Other............................................       --          (2)        (2)        (1)
                                                     -------    --------    -------    -------
          Total other income.......................       71         283        129        115
                                                     -------    --------    -------    -------
          Net loss.................................  $(3,149)   $(10,330)   $(3,893)   $(9,346)
                                                     =======    ========    =======    =======
Basic and diluted net loss per share...............  $ (2.90)   $  (7.19)   $ (1.82)   $ (1.87)
                                                     =======    ========    =======    =======
Shares used in computing basic and diluted net loss
  per share........................................    1,087       1,437      2,136      5,005
                                                     =======    ========    =======    =======
Pro forma basic and diluted net loss per share
  (unaudited)......................................             $  (1.17)              $ (0.60)
                                                                ========               =======
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited)...........                8,833                15,679
                                                                ========               =======


   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

            STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                 (IN THOUSANDS)

                                 CONVERTIBLE PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                              ---------------------------------   --------------------    PAID-IN        NOTE        DEFERRED
                                SHARES     AMOUNT     WARRANTS      SHARES     AMOUNT     CAPITAL     RECEIVABLE   COMPENSATION
                              ----------   -------   ----------   ----------   -------   ----------   ----------   ------------
    Issuance of common
      stock.................          --     $--        $ --         5,600       $ 1      $      2      $  --         $    --
    Exercise of common stock
      options...............          --      --          --             8        --             1         --              --
    Issuance of common stock
      in exchange for
      services..............          --      --          --            11        --             1         --              --
    Issuance of Series A
      preferred stock,
      net...................       3,228       1          --            --        --         3,611         --              --
    Comprehensive loss:
      Net loss..............          --      --          --            --        --            --         --              --
                              ----------     ---        ----        ------       ---      --------      -----         -------
        Total comprehensive
          loss..............
Balance, December 31,
  1997......................       3,228       1          --         5,619         1         3,615         --              --
    Issuance of Series B
      preferred stock,
      net...................       3,229       1          --            --        --         8,019         --              --
    Sale of common stock to
      Series B investors....          --      --          --           250        --            62         --              --
    Issuance of common stock
      to officer............          --      --          --         1,600        --           640       (640)             --
    Issuance of common stock
      in exchange for
      services..............          --      --          --            60        --            36         --              --
    Issuance of Series C
      preferred stock,
      net...................       4,160       1          --            --        --        13,992         --              --
    Exercise of common stock
      options...............          --      --          --         1,540         1           488         --              --
    Repurchase of stock.....          --      --          --          (156)       --           (70)        --              --
    Issuance of Series C
      preferred stock in
      exchange for
      services..............           6      --          --            --        --            20         --              --
    Stock-based
      compensation..........          --      --          --            --        --            11         --              --
    Deferred stock
      compensation..........          --      --          --            --        --         3,217         --          (3,217)
    Amortization of deferred
      stock compensation....          --      --          --            --        --            --         --             741
    Comprehensive loss:
      Net loss..............          --      --          --            --        --            --         --              --
                              ----------     ---        ----        ------       ---      --------      -----         -------
        Total comprehensive
          loss..............
Balance, December 31,
  1998......................      10,623       3          --         8,913         2        30,030       (640)         (2,476)
    Exercise of common stock
      options (unaudited)...          --      --          --           609        --           437         --              --
    Stock-based compensation
      (unaudited)...........          --      --          --            --        --           251         --              --
    Issuance of Series D
      preferred stock, net
      (unaudited)...........         937      --          --            --        --         5,970         --              --
    Issuance of warrants
      related to leases and
      debt financing
      (unaudited)...........          --      --         532            --        --            --         --              --
    Deferred stock
      compensation
      (unaudited)...........          --      --          --            --        --         2,687         --          (2,687)
    Amortization of deferred
      stock compensation
      (unaudited)...........          --      --          --            --        --            --         --           1,321
    Comprehensive loss:
      Net loss
        (unaudited).........          --      --          --            --        --            --         --              --
                              ----------     ---        ----        ------       ---      --------      -----         -------
        Total comprehensive
          loss
          (unaudited).......
Balance, June 30, 1999
  (unaudited)...............      11,560     $ 3        $532         9,522       $ 2      $ 39,375      $(640)        $(3,842)
                              ==========     ===        ====        ======       ===      ========      =====         =======

                                                TOTAL
                              ACCUMULATED   STOCKHOLDERS'   COMPREHENSIVE
                                DEFICIT        EQUITY           LOSS
                              -----------   -------------   -------------
    Issuance of common
      stock.................   $     --       $      3
    Exercise of common stock
      options...............         --              1
    Issuance of common stock
      in exchange for
      services..............         --              1
    Issuance of Series A
      preferred stock,
      net...................         --          3,612
    Comprehensive loss:
      Net loss..............     (3,149)        (3,149)       $ (3,149)
                               --------       --------        --------
        Total comprehensive
          loss..............                                  $ (3,149)
                                                              ========
Balance, December 31,
  1997......................     (3,149)           468
    Issuance of Series B
      preferred stock,
      net...................         --          8,020
    Sale of common stock to
      Series B investors....         --             62
    Issuance of common stock
      to officer............         --             --
    Issuance of common stock
      in exchange for
      services..............         --             36
    Issuance of Series C
      preferred stock,
      net...................         --         13,993
    Exercise of common stock
      options...............         --            489
    Repurchase of stock.....         --            (70)
    Issuance of Series C
      preferred stock in
      exchange for
      services..............         --             20
    Stock-based
      compensation..........         --             11
    Deferred stock
      compensation..........         --             --
    Amortization of deferred
      stock compensation....         --            741
    Comprehensive loss:
      Net loss..............    (10,330)       (10,330)       $(10,330)
                               --------       --------        --------
        Total comprehensive
          loss..............                                  $(10,330)
                                                              ========
Balance, December 31,
  1998......................    (13,479)        13,440
    Exercise of common stock
      options (unaudited)...         --            437
    Stock-based compensation
      (unaudited)...........         --            251
    Issuance of Series D
      preferred stock, net
      (unaudited)...........         --          5,970
    Issuance of warrants
      related to leases and
      debt financing
      (unaudited)...........         --            532
    Deferred stock
      compensation
      (unaudited)...........         --             --
    Amortization of deferred
      stock compensation
      (unaudited)...........         --          1,321
    Comprehensive loss:
      Net loss
        (unaudited).........     (9,346)        (9,346)       $ (9,346)
                               --------       --------        --------
        Total comprehensive
          loss
          (unaudited).......                                  $ (9,346)
                                                              ========
Balance, June 30, 1999
  (unaudited)...............   $(22,825)      $ 12,605
                               ========       ========


   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                 (IN THOUSANDS)

                                                              YEARS ENDED          SIX MONTHS
                                                              DECEMBER 31,       ENDED JUNE 30,
                                                           ------------------   -----------------
                                                            1997       1998      1998      1999
                                                           -------   --------   -------   -------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss...............................................  $(3,149)  $(10,330)  $(3,893)  $(9,346)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation........................................       47        269        90       320
     Allowance for doubtful accounts.....................       --         30        --        20
     Loss on sale of property and equipment..............        9         --        --        --
     Noncash compensation expense........................        1        799         2     1,572
     Noncash interest expense............................       --         --        --         9
     Changes in operating assets and liabilities:
       Accounts receivable...............................      (16)    (1,257)     (892)     (766)
       Prepaid expenses and other assets.................      (79)      (275)     (150)     (153)
       Accounts payable..................................      117        898        (1)     (482)
       Accrued liabilities...............................      140        888       428     1,185
       Deferred revenue..................................       76        305       527       419
                                                           -------   --------   -------   -------
          Net cash used in operating activities..........   (2,854)    (8,673)   (3,889)   (7,222)
                                                           -------   --------   -------   -------
Cash flows from investing activities:
  Purchase of property and equipment.....................     (408)    (1,104)     (520)     (811)
  Proceeds from the sale of property and equipment.......       15         --        --        --
                                                           -------   --------   -------   -------
          Net cash used in investing activities..........     (393)    (1,104)     (520)     (811)
                                                           -------   --------   -------   -------
Cash flows from financing activities:
  Borrowings.............................................       --        500       500     8,000
  Repayments on line of credit...........................       --         --        --       (89)
  Principal payments on capital lease obligations........       --         --        --       (28)
  Net proceeds from issuance of convertible preferred
     stock...............................................    3,612     22,033     8,020     5,970
  Issuance of common stock...............................        4        470        77       437
                                                           -------   --------   -------   -------
          Net cash provided by financing activities......    3,616     23,003     8,597    14,290
                                                           -------   --------   -------   -------
Net increase in cash and cash equivalents................      369     13,226     4,188     6,257
Cash and cash equivalents at beginning of period.........       --        369       369    13,595
                                                           -------   --------   -------   -------
Cash and cash equivalents at end of period...............  $   369   $ 13,595   $ 4,557   $19,852
                                                           =======   ========   =======   =======
Supplemental cash flow information:
  Cash paid for interest.................................  $    --   $     48   $    18   $   204
Non-cash transactions:
  Loan to officer to purchase stock......................  $    --   $    640   $    --   $    --
  Equipment capital lease................................  $    --   $     --   $    --   $   225

   The accompanying notes are an integral part of these financial statements.

                                E.PIPHANY, INC.

                         NOTES TO FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

 1. ORGANIZATION AND OPERATIONS


     E.piphany, Inc. ("E.piphany" or the "Company"), formerly Epiphany Marketing Software, Inc., was incorporated in Delaware in November 1996, and provides customer-centric analytic solutions that enable companies to understand the unique needs of individual customers and personalize interactions, products, and services. In 1997, E.piphany was in the development stage and was primarily engaged in obtaining equity financing and performing research and development activities. Although E.piphany began actively selling its products in 1998 and no longer considers itself to be in the development stage, it has not operated profitably to date and there are no assurances that it will operate profitably in the future.


     E.piphany has incurred net operating losses since inception and, as of June 30, 1999, had an accumulated deficit of $22.8 million. E.piphany is subject to various risks associated with companies in a comparable stage of development, including having a limited operating history; competition from substitute products and larger competitors; dependence on a limited number of customers; dependence on key individuals; and the ability to obtain adequate financing to support its growth.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL DATA

     The unaudited interim financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

STATEMENTS OF CASH FLOWS

     For purposes of the statements of cash flows, E.piphany considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist of amounts on deposit at a commercial bank and investments in commercial paper and other securities.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     E.piphany provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, to date, have not been material.

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

     Receivables due from significant customers as a percentage of total accounts receivable were as follows:

                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------     --------
Customer A..................................................       21%            19%
Customer B..................................................       17%            --
Customer C..................................................       13%            --
Customer D..................................................       12%            --
Customer E..................................................       10%            --
Customer F..................................................       --             21%
Customer G..................................................       --             17%

     Sales to significant customers as a percentage of total revenues were as follows:

                                                         YEARS ENDED        SIX MONTHS
                                                        DECEMBER 31,      ENDED JUNE 30,
                                                        -------------     ---------------
                                                        1997     1998     1998      1999
                                                        ----     ----     -----     -----
Customer A............................................  --        16%      --        --
Customer B............................................  --        17%      --        --
Customer C............................................  --        30%      57%       --
Customer D............................................  --        11%      16%       --
Customer F............................................  --        --       --        11%
Customer G............................................  --        --       --        20%
Customer H............................................  --        11%      --        11%
Customer I............................................  --        --       21%       --
Customer J............................................  --        --       --        13%


     In September 1998, the President and Chief Executive Officer of E.piphany was elected to the board of directors of Customer D. E.piphany recognized $357,000 in revenue from this customer in 1998 and had $146,000 in accounts receivable due from Customer D at December 31, 1998. The majority of the agreements relating to this revenue were entered into before the chief executive officer was employed by E.piphany or elected to Customer D's board of directors. E.piphany also recognized $227,000 in revenue from this customer for the six months ended June 30, 1999 and had $169,000 in accounts receivable at June 30, 1999.



     The President and Chief Executive Officer of E.piphany is a member of the board of directors of two additional customers. E.piphany recognized a total of $463,000 in revenue from these customers for the six months ended June 30, 1999 and had a total of $68,000 and $12,000 in accounts receivable at December 31, 1998 and June 30, 1999, respectively, from these customers. An outside director of E.piphany is also a member of the board of directors of one of these customers.



     An outside director of E.piphany is a member of the board of directors of Customer I. E.piphany recognized $233,000 and $236,000 in revenue and $57,000 and $0 in accounts receivable from Customer I for the year ended December 31, 1998 and during the six months ended June 30, 1999, respectively. The first agreement with this customer was entered into before the outside director was elected to E.piphany's board of directors.

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)


PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to five years. Depreciation expense is included in operating expenses.

     Property and equipment consists of the following (in thousands):

                                                             DECEMBER 31,
                                                            --------------    JUNE 30,
                                                            1997     1998       1999
                                                            ----    ------    --------
Computer software and equipment...........................  $372    $1,329     $2,365
Furniture and fixtures....................................    12       159        159
                                                            ----    ------     ------
                                                             384     1,488      2,524
Less: Accumulated depreciation............................   (47)     (316)      (636)
                                                            ----    ------     ------
                                                            $337    $1,172     $1,888
                                                            ====    ======     ======

     Included in property and equipment are assets acquired under capital leases with original cost of approximately $225,000 as of June 30, 1999. Accumulated amortization on the leased assets is approximately $27,000 as of June 30, 1999.

     Future minimum lease payments on capital leases are as follows at June 30, 1999 (in thousands):

                 YEARS ENDING DECEMBER 31,
                 -------------------------
1999........................................................  $ 51
2000........................................................   102
2001........................................................    73
                                                              ----
Total minimum lease payments................................   226
Less: Imputed interest (10.0%)..............................   (29)
                                                              ----
Present value of payments under capital leases..............   197
Less: Current portion.......................................   (81)
                                                              ----
Long-term capital lease obligations.........................  $116
                                                              ====

SOFTWARE DEVELOPMENT COSTS

     Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. E.piphany defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                              DECEMBER 31,
                                                              -------------   JUNE 30,
                                                              1997    1998      1999
                                                              ----   ------   --------
Accrued professional services...............................  $ 42   $  158    $  521
Accrued sales tax...........................................    17       93        48
Accrued compensation........................................    16      614     1,259
Accrued other...............................................    65      163       385
                                                              ----   ------    ------
                                                              $140   $1,028    $2,213
                                                              ====   ======    ======

STOCK-BASED COMPENSATION

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees" to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. E.piphany has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and accordingly, has included in Note 6 the pro forma disclosures required under SFAS No. 123.

REVENUE RECOGNITION

     E.piphany generates several types of revenue including the following:

     License Fees. E.piphany's standard end user license agreement for E.piphany's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. E.piphany also enters into other license agreement types, which allow for the use of E.piphany's products, usually restricted by the number of employees, the number of users, or the license term. Fees from licenses are recognized as revenue upon contract execution, provided all shipment obligations have been met, fees are fixed or determinable, and collection is probable. Fees from license agreements which include the right to receive unspecified future products are recognized over the term of the arrangement or, if not specified, the estimated economic life of the product.


     When licenses are sold together with consulting and implementation services, license fees are recognized upon shipment, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the services do not include significant alterations to the features and functionality of the software. To date, services have been essential to the functionality of the software products for substantially all license agreements entered into which included implementation services. For these arrangements and other arrangements which don't meet the above criteria, both the product license revenues and services revenue is recognized in accordance with the provisions of Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." When reliable estimates are available for the costs and efforts necessary to complete the implementation services, the Company accounts for the arrangements under the percentage completion contract method pursuant to SOP 81-1. When such estimates are not available, the completed contract method is utilized.

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

     E.piphany provides for sales returns based on historical rates of return which, to date, have not been material.


     Maintenance Agreements. Maintenance agreements generally call for E.piphany to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the maintenance agreement and is included in services revenue in the accompanying statements of operations.



     Consulting, Implementation and Training Services. E.piphany provides consulting, implementation and training services to its customers. Revenue from such services, when not sold in conjunction with product licenses, is generally recognized as the services are performed.


     As of June 30, 1999, $594,000 of accounts receivable was unbilled due to services performed in advance of billings.


ADVERTISING COSTS



     The Company expenses all advertising costs as incurred. The Company does not incur any direct-response advertising costs.


COMPREHENSIVE INCOME (LOSS)


     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which E.piphany adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income and all other non-owner changes in equity. For each of the two years ended December 31, 1998, and the six months ended June 30, 1999, E.piphany's comprehensive income was equal to net loss.


COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE AND PRO FORMA BASIC AND DILUTED NET LOSS PER SHARE

     Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if such stock had been outstanding for all periods presented. To date, E.piphany has not had any issuances or grants for nominal consideration.

     In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Basic and diluted pro forma net loss per common share, as presented in the statements of

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.


                                                         YEARS ENDED            SIX MONTHS
                                                        DECEMBER 31,          ENDED JUNE 30,
                                                     -------------------    ------------------
                                                      1997        1998       1998       1999
                                                     -------    --------    -------    -------
Net loss...........................................  $(3,149)   $(10,330)   $(3,893)   $(9,346)
  Basic and diluted:
  Weighted average shares of common stock
     outstanding...................................    5,486       7,235      5,892      9,133
Less: Weighted average shares subject to
  repurchase.......................................   (4,399)     (5,798)    (3,756)    (4,128)
                                                     -------    --------    -------    -------
Weighted average shares used in computing basic and
  diluted net loss per common share................    1,087       1,437      2,136      5,005
                                                     =======    ========    =======    =======
  Basic and diluted net loss per common share......  $ (2.90)   $  (7.19)   $ (1.82)   $ (1.87)
                                                     =======    ========    =======    =======
  Net loss.........................................             $(10,330)              $(9,346)
                                                                ========               =======
  Shares used above................................                1,437                 5,005
  Pro forma adjustment to reflect weighted effect
     of assumed conversion of convertible preferred
     stock (unaudited).............................                7,396                10,674
                                                                --------               -------
  Shares used in computing pro forma basic and
     diluted net loss per common share
     (unaudited)...................................                8,833                15,679
                                                                ========               =======
  Pro forma basic and diluted net loss per common
     share (unaudited).............................             $  (1.17)              $ (0.60)
                                                                ========               =======



     E.piphany has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were approximately 8,124,000, 14,952,000, and 18,074,000 for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, respectively. See Notes 5 and 6 for further information on these securities.


SEGMENT REPORTING

     During 1998, E.piphany adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires a new basis of determining reportable business segments (i.e., the management approach). This approach requires that business segment information used by management to assess performance and manage company resources be the source for information disclosure. On this basis, E.piphany is organized and operates as one business segment, the design, development, and marketing of software solutions.

     During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, E.piphany did not generate significant revenues in foreign countries.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for E.piphany). This Statement will not have a material impact on the financial condition or results of the operations of E.piphany.

     In December 1998, the AICPA issued Statement of Position ("SOP") 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. E.piphany does not anticipate that this statement will have a material impact on its statement of operations.

 3. LONG-TERM DEBT

     E.piphany had the following long-term debt arrangements as of June 30, 1999 (in thousands):

                                                             DECEMBER 31,
                                                             -------------    JUNE 30,
                                                             1997    1998       1999
                                                             ----    -----    --------
Subordinated convertible debt facility for $10.0 million.
  Expires in February 2000. Borrowings bear interest at 10%
  and are payable in equal monthly installments of interest
  only through June 2001 and equal installments of
  principal and interest from June 2001 to December 2002...  $ --    $  --     $5,000
Non-revolving equipment line of credit with a bank for $3.0
  million. Expires in March 2000 with all payments due
  March 2003. Borrowings bear interest at the bank's prime
  rate plus 0.5% (8.25% at December 31, 1998)..............    --       --      3,000
Non-revolving equipment line of credit with a bank for
  $1.25 million. Borrowings bear interest at the bank's
  prime rate plus 0.5% (8.25% at December 31, 1998) and are
  payable in monthly installments through October 2001.....    --      500        411
Revolving line of credit with a bank for $1.0 million.
  Expires in December 1999. Borrowings bear interest at the
  bank's prime rate (7.75% at December 31, 1998)...........    --       --         --
Equipment lease line for $2.0 million. Expires in May 2000.
  Borrowings bear interest at 8.5% for the first six months
  of the lease.............................................    --       --         --
                                                             ----    -----     ------
  Total borrowings outstanding.............................    --      500      8,411
  Less: current portion....................................    --     (167)      (432)
                                                             ----    -----     ------
          Total long-term debt.............................  $ --    $ 333     $7,979
                                                             ====    =====     ======

     All of the debt arrangements above are collateralized by substantially all of E.piphany's assets. E.piphany must comply with certain covenants under some of these arrangements including minimum deposits, liquidity ratios, and quarterly profitability requirements.


     The subordinated convertible debt facility lender has the option to convert forty-five percent of the outstanding borrowings under the facility as of June 30, 1999 to shares of E.piphany's Series C' preferred stock at a price of $6.40 per share. As of June 30, 1999, the number of shares subject to conversion was 351,563. The conversion warrant is exerciseable irrespective of whether borrowings are outstanding under the arrangement and terminates within forty-five days of notice to the lender of an initial public offering of

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

E.piphany's stock. The fair value of the warrant at the date of issuance was determined to be $391,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.6%; expected life of
0.25 years; and expected volatility of 85%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender.

     Borrowings outstanding as of June 30, 1999 are payable as follows (in thousands):

1999........................................  $   78
2000........................................     937
2001........................................   2,730
2002........................................   4,416
2003........................................     250
                                              ------
                                              $8,411
                                              ======

 4. COMMITMENTS

     E.piphany leases its facilities under operating lease agreements. The facility leases expire at various dates in 1999. As of December 31, 1998, future minimum payments required under E.piphany's operating leases in 1999 were $464,000.

     In April 1999, E.piphany entered into an operating lease agreement for a new office facility. The term of the lease is four years and expires in October 2003. Future minimum lease payments under the lease are as follows (in thousands):

          YEAR ENDED DECEMBER 31,
          -----------------------
1999........................................  $  416
2000........................................   1,259
2001........................................   1,297
2002........................................   1,336
2003........................................   1,135
                                              ------
                                              $5,443
                                              ======

     Total rent expense for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, was approximately $127,000, $610,000 and $384,000, respectively.

 5. PREFERRED STOCK

CONVERTIBLE PREFERRED STOCK

     The rights, preferences, and privileges of the holders of preferred stock are as follows:


     - Dividends are noncumulative and payable only upon declaration by E.piphany's board of directors at a rate of $0.12, $0.24, $0.34, $0.34 and $0.64 per share per annum for Series A, B, C, C', and D preferred stock, respectively.



     - The holders of Series A, B, C, C' and D preferred stock have voting rights equal to an equivalent number of shares of common stock into which it is convertible.


     - Each share of Series A, B, C, C' and D preferred stock is convertible at any time into one share of common stock at the option of the holder, subject to adjustment to protect against dilution. E.piphany can be required to convert the preferred stock into common stock at the consent of not less than two-thirds of the outstanding Series A, B, C, C' and D preferred stockholders, voting together as a single class. Each share of preferred stock automatically converts upon the closing of

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)


       the sale of E.piphany's common stock in a public offering in which the gross proceeds exceed $10,000,000 and the offering price equals or exceeds $10.00 per share or whenever less than 1,250,000 shares of preferred stock remain outstanding.



     - In the event of liquidation, dissolution or winding up of E.piphany, the holders of Series A, B, C, C' and D preferred stock are entitled to receive $1.13, $2.50, $3.38, $3.38 and $6.40 per share, respectively, as well as any declared but unpaid dividends on each share, prior to any distribution to the holders of common stock. Any remaining distributable assets of E.piphany would be distributed among the holders of Series A, B, C, C' and D preferred stock and common stock on a pro-rata basis, up to a total distribution of $3.40, $7.50, $10.14, $10.14 and $19.20 per
       Series A, B, C, C' and D preferred stock share, respectively, after which any remaining assets are distributed solely to the holders of common stock.



     In September 1998, 6,020 shares of Series C preferred stock were granted to an outside firm for services rendered to E.piphany. The fair value of the Series C preferred stock of $20,347 has been reflected in operating expenses in 1998.


WARRANTS


     In May 1997, E.piphany issued a warrant to purchase 22,124 shares of Series A preferred stock at $1.13 per share in connection with obtaining a line of credit. The warrant is exercisable through May 2002. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.4%; expected life of 4 years; and expected volatility of 85%. The value was determined to be immaterial.



     In January 1998, E.piphany issued a warrant to purchase shares of Series B preferred stock at $2.50 per share in connection with obtaining a line of credit with a bank. The number of shares is calculated based on $97,500 plus a percentage of borrowings under the revolving line of credit divided by the share price. At December 31, 1998, this warrant allowed for the purchase of 75,000 shares. The warrant is exercisable through the earlier of January 9, 2003, or three years after the initial public offering of E.piphany. The fair value of the warrant at the date of issuance was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.6%; expected life of 3 years; and expected volatility of 85%. The value was determined to be immaterial.



     In June 1999, E.piphany issued a warrant to purchase 31,250 shares of Series C preferred stock at $3.38 per share in connection with obtaining an equipment lease line. The warrant is exercisable immediately and expires in June 2009. The fair value of the warrant at the date of issuance was determined to be $141,000 and was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.2%; expected life of 3 years; and expected volatility of 85%. This amount will be recognized as additional interest expense over the term of this arrangement with the lender.


 6. COMMON STOCK


     During January and February 1997, E.piphany issued 5,600,000 shares of common stock, under restricted stock purchase agreements, for $0.0005 per share in exchange for cash. Pursuant to the restricted stock purchase agreements, E.piphany has the right to repurchase the common stock at the original purchase price. The repurchase right expires over a 48-month period. In July 1998, E.piphany's chief executive officer purchased 1,600,000 shares of common stock under a restricted stock purchase agreement in exchange for a promissory note (see Note 8). Pursuant to the stock purchase agreement, E.piphany has the right to repurchase the common stock at the original purchase price. The repurchase right expires over a 48-month period. All exercised but unvested stock options are also subject to repurchase by E.piphany at

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)


the original purchase price. As of June 30, 1999, 2,686,458 shares of common stock were subject to repurchase under these agreements.



     In December 1997, 11,250 shares of common stock valued at $1,350 were granted to an outside consultant for services rendered to E.piphany. In July 1998, 60,000 shares of common stock valued at $36,000 were granted to a marketing firm for services rendered to E.piphany. The fair value of these shares is reflected in operating expenses in the respective years.


     As of June 30, 1999, E.piphany had reserved the following shares of authorized but unissued common stock:


Conversion of Series A preferred stock......................   3,227,878
Conversion of Series B preferred stock......................   3,228,823
Conversion of Series C preferred stock......................   4,165,791
Conversion of Series D preferred stock......................     937,500
Conversion of preferred stock upon the exercise of stock
  warrants..................................................     479,937
Stock options outstanding and remaining to be granted under
  1997 stock option plan....................................   3,471,977
                                                              ----------
          Total shares reserved.............................  15,511,906
                                                              ==========



     In January 1998, E.piphany sold 250,000 shares of common stock to a Series B preferred stock holder for $0.25 per share for cash.


STOCK-BASED COMPENSATION

     In connection with the grant of certain stock options to employees during the year ended December 31, 1998, and the six months ended June 30, 1999, the Company recorded deferred compensation of approximately $5.9 million, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price or stock sale price at the date of the option grant or stock sale. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Approximately $0.7 million and $1.3 million was expensed during the year ended December 31, 1998, and the six months ended June 30, 1999, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services.


     During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, E.piphany recorded stock-based compensation of $1,000, $58,000, $2,000, and $251,000, respectively, related to equity instruments issued to non-employees. Stock-based compensation related to stock options to purchase common stock which are issued to non-employees is determined based upon the fair value at the date of issuance in accordance with the provisions of SFAS No. 123.


STOCK OPTIONS

     In 1997, E.piphany adopted the 1997 Stock Plan (the "Plan") under which incentive stock options and nonstatutory stock options may be granted to employees and consultants of E.piphany. The exercise price for incentive stock options is at least 100% of the fair market value on the date of grant for employees owning less than 10% of the voting power of all classes of stock and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is at least 110% of the fair market value on the date of grant for employees owning more than 10% of voting power of all classes of stock and at least 85%

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

for employees owning less than 10% of the voting power of all classes of stock. Options generally expire in 10 years. Options are immediately exercisable, but shares so purchased vest over periods determined by the board of directors, generally four years. Upon termination of employment, unvested shares may be repurchased by E.piphany for the original purchase price.


     As of June 30, 1999, an aggregate of 680,621 shares were available for future option grants under the Plan.


     E.piphany accounts for the Plan under APB 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense for stock option plans been determined consistent with SFAS No. 123, net losses would have increased to the following pro forma amounts (in thousands, except per share data):


                                                       YEARS ENDED
                                                      DECEMBER 31,          SIX MONTHS
                                                   -------------------    ENDED JUNE 30,
                                                    1997        1998           1999
                                                   -------    --------    --------------
Net loss as reported.............................  $(3,149)   $(10,330)      $ (9,346)
Net loss pro forma...............................   (3,163)    (10,457)       (10,117)

Net loss per share as reported...................  $ (2.90)   $  (7.19)      $  (1.87)
Net loss per share pro forma.....................    (2.91)      (7.28)         (2.02)


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1997, 1998, and 1999:

                                                       1997         1998         1999
                                                     ---------    ---------    ---------
Risk-free interest rate............................  5.8 - 6.9%   4.3 - 5.7%   4.4 - 5.4%
Expected life of the option........................  4.5 years    4.5 years    4.5 years
Dividend yield.....................................     0%           0%           0%
Volatility.........................................     0%           85%          85%

     The following table summarizes the stock option plan activity under the Plan (in thousands, except per share data):


                               YEAR ENDED            YEAR ENDED          SIX MONTHS ENDED
                           DECEMBER 31, 1997      DECEMBER 31, 1998       JUNE 30, 1999
                           ------------------    -------------------    ------------------
                                     WEIGHTED               WEIGHTED              WEIGHTED
                                     AVERAGE                AVERAGE               AVERAGE
                                     EXERCISE               EXERCISE              EXERCISE
                           SHARES     PRICE      SHARES      PRICE      SHARES     PRICE
                           ------    --------    -------    --------    ------    --------
Outstanding at beginning
  of period..............      --     $0.00        1,210     $0.12       1,661     $0.57
  Granted................   1,218     $0.12        2,560     $0.56       1,891     $3.89
  Exercised..............      (8)    $0.12       (1,540)    $0.31        (609)    $0.72
  Canceled...............      --     $0.00         (569)    $0.25        (152)    $1.36
                           ------                -------                ------
Outstanding at end of
  period.................   1,210     $0.12        1,661     $0.57       2,791     $2.74
                           ======                =======                ======
Vested and exercisable at
  end of period..........      60     $0.15          156     $0.13         244     $3.23
                           ======                =======                ======
Weighted average fair
  value per share........  $ 0.08                $  0.28                $ 1.18
                           ======                =======                ======

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)


                                                          OPTIONS VESTED
                           OPTIONS OUTSTANDING           AND EXERCISABLE
                     -------------------------------    ------------------
                               WEIGHTED     WEIGHTED              WEIGHTED
   JUNE 30, 1999                AVERAGE     AVERAGE               AVERAGE
     RANGE OF                  REMAINING    EXERCISE              EXERCISE
  EXERCISE PRICES    NUMBER      YEARS       PRICE      NUMBER     PRICE
  ---------------    ------    ---------    --------    ------    --------
  $0.12 - $0.60..      714       8.73        $0.37        108      $0.26
  $1.00 - $2.00..      785       9.46        $1.63          6      $1.00
  $2.70 - $4.00..      612       9.74        $3.18         12      $4.00
  $6.00 - $6.40..      680       9.94        $6.12        118      $6.00
                     -----                              -----
  $0.12 - $6.40..    2,791       9.45        $2.74        244      $3.23
                     =====                              =====



     During the years ended December 31, 1997 and 1998, E.piphany issued 11,250 and 60,000 shares, respectively, under the plan for services rendered. The fair value of these shares is reflected in operating expenses in the respective years.


 7. INCOME TAXES

     E.piphany accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." A valuation allowance has been recorded for the total deferred tax assets of E.piphany as a result of uncertainties regarding the realization of the assets based on the limited operating history of E.piphany, the lack of profitability to date, and the uncertainty of future profitability. The components of net deferred tax assets are as follows (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
Net operating loss carryforwards.........................  $ 1,238    $ 4,889
Research and development credits.........................       76        333
                                                           -------    -------
Total deferred tax assets................................    1,314      5,222
Valuation allowance......................................   (1,314)    (5,222)
                                                           -------    -------
Net deferred tax assets..................................  $    --    $    --
                                                           =======    =======

     As of December 31, 1998, E.piphany had net operating loss carryforwards of approximately $11.7 million for federal and state tax purposes. The federal net operating loss and other credit carryforwards expire on various dates beginning on 2012 through 2018. The state net operating loss carryforwards will expire in 2004.

     Under current tax law, net operating loss and credit carryforwards available to offset future income in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests.

     The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income rate of 34% to income (loss) before taxes as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              -----    -----
Federal statutory rate......................................  (34.0)%  (34.0)%
State taxes, net of federal benefit.........................   (5.8)    (5.8)
Change in valuation allowance...............................   39.8     39.8
                                                              -----    -----
                                                                  0%       0%
                                                              =====    =====

                                E.PIPHANY, INC.

            (INFORMATION AS OF JUNE 30, 1999 AND 1998 IS UNAUDITED)

 8. RELATED PARTY TRANSACTIONS


     In 1998, E.piphany loaned its chief executive officer $175,000 for relocation expenses. In accordance with the loan agreement, the entire amount of the loan was forgiven on March 31, 1999. The loan was charged to compensation expense and is included in general and administrative expense in the accompanying statement of operations for the year ended December 31, 1998. The chief executive officer was also offered a loan of $250,000 per year for two years, drawable monthly. This loan bears interest at 5.6% per annum compounded monthly and is repayable by the officer's first stock sales. As of June 30, 1999, $267,000 was outstanding on this loan. As the repayment of this amount was contingent on future stock sales, this amount has been expensed as paid. Advances under the loan were charged to compensation expense in the period in which the amounts were loaned to the officer and $104,000 and $163,000 are included in general and administrative expense in the accompanying statements of operations for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively. This chief executive officer was also given a loan to purchase 1,600,000 shares of common stock at $0.40 per share. This loan is due on July 1, 2008 and accrues interest at 5.88% per annum.



 9. 401(K) PLAN



     In January 1999, the Company adopted a 401(k) plan (the "401(k)"). Participation in the 401(k) is available to all employees. Employees are eligible to participate in the 401(k) at any time beginning with their first day of employment. Each participant may elect to contribute an amount up to 15% of his or her annual base salary plus commission and bonus, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.



10. EVENTS SUBSEQUENT TO DATE OF INDEPENDENT PUBLIC ACCOUNTANTS' REPORT (UNAUDITED)


1999 STOCK PLAN


     On June 30, 1999, the board of directors approved the adoption of E.piphany's 1999 Stock Plan (the "1999 Plan"). A total of 3,500,000 shares of common stock have been reserved for issuance related to stock options under the 1999 Plan.


1999 EMPLOYEE STOCK PURCHASE PLAN


     On June 30, 1999, the board of directors approved the adoption of E.piphany's 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 2,000,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair market value of the common stock, as defined in the Purchase Plan.



INITIAL PUBLIC OFFERING



     On June 30, 1999 the board of directors authorized E.piphany to undertake an initial public offering ("IPO") of E.piphany's common stock. In addition, the board approved an amendment to the Certificate of Incorporation to be effective upon the closing of the IPO to authorize 100,000,000 shares of common stock and 5,000,000 shares of undesignated Preferred Stock.



STOCK SPLIT



     On June 30, 1999, E.piphany's board of directors approved a 1 for 2 reverse stock split of E.piphany's outstanding common and preferred shares which will become effective immediately prior to E.piphany's initial public offering. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

                        [INSIDE BACK COVER OF PROSPECTUS]

The graphic begins with our logo and the title "E.piphany Software Solutions for Real Business Problems" and includes language as follows:

The graphic further depicts photographs of various types of users of the E.piphany E.4 System and includes language as follows:

"EXTERNAL USERS"

"Remote Sales Representative - Who are my most profitable customers in this region?"

"E-Commerce Customer - This company's Web site configured a product designed just for me!"

"Branch Manager - How do sales in my region compare to corporate benchmarks?"

"INTERNAL USERS"

"Marketing Manager - What campaigns have generated the highest returns?"

"Sales Manager - What sales representatives are driving my pipeline growth?"

"Fulfillment Manager - Which suppliers offer me the shortest lead times?"

"Finance Manager - What is driving the growth in our revenue?"

"Customer Service Representative - Do we offer a product that could eliminate this customer's problems?"

"Sales Representative - To what customers should I cross-sell this new product?"

"Product Development - What new features do our customers want incorporated into the next release?"

The graphic continues with a table containing the following language:

                            THE E.PIPHANY E.4 SYSTEM


REPORTING & ANALYSIS          DISTRIBUTED DATABASE       E-COMMERCE
                              MARKETING

                        THE E.PIPHANY E.4 SYSTEM PLATFORM

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by E.piphany in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $ 13,900
NASD filing fee.............................................     5,500
Nasdaq Stock Market listing fee.............................    95,000
Printing and engraving costs................................   150,000
Legal fees and expenses.....................................   400,000
Accounting fees and expenses................................   200,000
Blue Sky fees and expenses..................................     5,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous expenses......................................    20,600
Total.......................................................  $900,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VII of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     The following share numbers have been adjusted to reflect the one for two reverse stock split to occur immediately prior to the effectiveness of the offering. During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:



          (a) On January 24, 1997 and February 24, 1997, Registrant issued and sold an aggregate of 5,600,000 shares of common stock to the founding officers and directors of the Registrant for an aggregate purchase price of $2,800. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (b) On March 18, 1997 and September 30, 1997, Registrant issued and sold an aggregate of 3,227,878 shares of Series A preferred stock to 17 investors for $1.13 per share or an aggregate of

     $3,647,500. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.


          (c) On May 29, 1997, Registrant issued and sold a warrant to purchase up to 22,124 shares of Series A preferred stock at an exercise price of $1.13 per share to Imperial Bancorp. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (d) On January 16, 1998, Registrant issued and sold an aggregate of 3,228,823 shares of Series B preferred stock to a total of 16 investors for $2.50 per share, or an aggregate of $8,072,056.25. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (e) On January 16, 1998, Registrant also sold an aggregate of 250,000 shares of our common stock to entities affiliated with Kleiner Perkins Caufield & Byers at a purchase price of $0.25 per share. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (f) On January 16, 1998, Registrant issued and sold a warrant to purchase up to 71,000 shares of Series B preferred stock at an exercise price of $2.50 per share to Silicon Valley Bank. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to
     Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (g) On July 1, 1998, Registrant issued and sold an aggregate of 1,600,000 shares of common stock at a purchase price of $0.40 per share to Roger S. Siboni, who serves as President and Chief Executive Officer of E.piphany. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (h) On September 24, 1998 and October 30, 1998, Registrant issued and sold an aggregate of 4,165,791 shares of Series C preferred stock to a total of 25 investors for $3.38 per share, or an aggregate of $14,080,353.30. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (i) On June 2, 1999, Registrant issued and sold a warrant to purchase up to 31,250 shares of Series C preferred stock at an exercise price of $3.38 per share to Comdisco, Inc. On June 2, 1999 the Registrant also granted a stock purchase option to Comdisco, Inc. to purchase shares of Series C' preferred stock at a purchase price of $6.40 per share, which is currently exercisable for 351,563 shares of Series C' preferred stock. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (j) On June 16, 1999, Registrant issued and sold an aggregate of 937,500 shares of Series D preferred stock to a total of two investors for $6.40 per share, or an aggregate of $6,000,000. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to
     Section 4(2) thereof on the basis that the transaction did not involve a public offering.



          (k) As of June 30, 1999, an aggregate of 2,228,023 shares of common stock had been issued upon exercise of options under the Registrant's 1997 stock plan, of which 156,225 shares have been repurchased and not returned to the 1997 stock plan option pool.


     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


    EXHIBIT
    NUMBER
    -------
       1.1    Form of Underwriting Agreement.
      3.1**   Form of Restated Certificate of Incorporation of the
              Registrant to be in effect after the closing of the offering made under this Registration Statement.
      3.2**   Form of Restated Bylaws of the Registrant to be in effect
              after the closing of the offering made under this
              Registration Statement.
       5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation.
      10.1    Form of Indemnification Agreement between the Registrant and each of its directors and officers.
     10.2**   1999 Stock Plan and form of agreements thereunder.
     10.3**   1999 Employee Stock Purchase Plan and form of agreements
              thereunder.
     10.4**   1997 Stock Plan and form of agreements thereunder.
     10.5**   Fourth Amended and Restated Investors' Rights Agreement
              dated June 16, 1999.
     10.6**   Loan and Security Agreement entered into as of January 9,
              1998 with Silicon Valley Bank.
      10.7    Loan Modification Agreement between the Registrant and
              Silicon Valley Bank dated December 1, 1998.
     10.8**   Master Lease Agreement dated June 2, 1999 by and between
              Comdisco, Inc. and the Registrant.
     10.9**   Subordinated Loan and Security Agreement dated as of June 2,
              1999 by and between the Registrant and Comdisco, Inc.
    10.10**   Sublease Portion of Third Floor of 1900 Norfolk Street, San
              Mateo, California dated April 23, 1999 by and between
              Inktomi Corporation and the Registrant.
    10.11**   Form of Amended and Restated Common Stock Purchase Agreement
              dated March 18, 1997 between the Registrant and four
              stockholders.
    10.12**   Restricted Stock Purchase Agreement, Promissory Note, Stock
              Pledge Agreement and Joint Escrow Instructions dated July 1,
              1998 between Roger S. Siboni and the Registrant.
      10.13   Promissory Note dated August 15, 1998 between Roger S.
              Siboni and the Registrant.
     16.1**   Letter from KPMG LLP.
      23.1    Consent of Arthur Andersen LLP, Independent Public
              Accountants.
      23.3    Consent of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation (see Exhibit 5.1).
      24.1    Power of Attorney (see page II-6).
      27.1    Financial Data Schedule.


---------------
 * To be filed by amendment.


** Previously filed.

(b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 19th day of August, 1999.


                                          E.PIPHANY, INC.

                                          By:      /s/ ROGER S. SIBONI
                                            ------------------------------------
                                                      Roger S. Siboni
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----
                /s/ ROGER S. SIBONI                  President, Chief Executive         August 19, 1999
---------------------------------------------------  Officer and Director (Principal
                  Roger S. Siboni                    Executive Officer)

                         *                           Chief Financial Officer            August 19, 1999
---------------------------------------------------  (Principal Financial and
                  Kevin J. Yeaman                    Accounting Officer)

                         *                           Chairman of the Board of           August 19, 1999
---------------------------------------------------  Directors
                 Eliot L. Wegbreit

                         *                           Director                           August 19, 1999
---------------------------------------------------
                   Paul M. Hazen

                /s/ ROBERT L. JOSS                   Director                           August 19, 1999
---------------------------------------------------
                  Robert L. Joss

                         *                           Director                           August 19, 1999
---------------------------------------------------
                    Sam H. Lee

                         *                           Director                           August 19, 1999
---------------------------------------------------
               Douglas J. Mackenzie

              *By /s/ ROGER S. SIBONI
  ----------------------------------------------
                  Roger S. Siboni
                 Attorney-in-Fact

                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger S. Siboni and Kevin J. Yeaman and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign Amendment No. 1 to the Registration Statement on Form S-1 filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

                /s/ ROBERT L. JOSS                              Director                August 19, 1999
---------------------------------------------------
                  Robert L. Joss

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
-------
  1.1     Form of Underwriting Agreement.
  3.1**   Form of Restated Certificate of Incorporation of the
          Registrant to be in effect after the closing of the offering made under this Registration Statement.
  3.2**   Form of Restated Bylaws of the Registrant to be in effect
          after the closing of the offering made under this
          Registration Statement.
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2**   1999 Stock Plan and form of agreements thereunder.
 10.3**   1999 Employee Stock Purchase Plan and form of agreements
          thereunder.
 10.4**   1997 Stock Plan and form of agreements thereunder.
 10.5**   Fourth Amended and Restated Investors' Rights Agreement
          dated June 16, 1999.
 10.6**   Loan and Security Agreement entered into as of January 9,
          1998 with Silicon Valley Bank.
 10.7     Loan Modification Agreement between the Registrant and
          Silicon Valley Bank dated December 1, 1998.
 10.8**   Master Lease Agreement dated June 2, 1999 by and between
          Comdisco, Inc. and the Registrant.
 10.9**   Subordinated Loan and Security Agreement dated as of June 2,
          1999 by and between the Registrant and Comdisco, Inc.
10.10**   Sublease Portion of Third Floor of 1900 Norfolk Street, San
          Mateo, California dated April 23, 1999 by and between
          Inktomi Corporation and the Registrant.
10.11**   Form of Amended and Restated Common Stock Purchase Agreement
          dated March 18, 1997 between the Registrant and four
          stockholders.
10.12**   Restricted Stock Purchase Agreement, Promissory Note, Stock
          Pledge Agreement and Joint Escrow Instructions dated July 1,
          1998 between Roger S. Siboni and the Registrant.
 10.13    Promissory Note dated August 15, 1998 between Roger S.
          Siboni and the Registrant.
 16.1**   Letter from KPMG LLP.
 23.1     Consent of Arthur Andersen LLP, Independent Public
          Accountants.
 23.3     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (see Exhibit 5.1).
 24.1     Power of Attorney (see page II-6).
 27.1     Financial Data Schedule.


---------------
*  To be filed by amendment.


** Previously filed.